Exhibit 99.1

For Immediate Release November 3, 2004

DRAXIS Health Reports Third Quarter Results

Earnings of 5 cents per share on third quarter revenues of $18.2 million

MISSISSAUGA, ONTARIO, November 3, 2004 - DRAXIS Health Inc. (TSX: DAX; Nasdaq: DRAX) reported operating results for the third quarter and the first nine months ended September 30, 2004.  All amounts are expressed in U.S. dollars.

Highlights

•      Product sales of $16.2 million in the third quarter were 47% above the third quarter of 2003.

•      Earnings per share from continuing operations were 5.0 cents for the third quarter of 2004 compared with 4.7 cents for the third quarter of 2003, which also included the proceeds of an insurance claim.

•      INFECTON® was approved by the FDA for a Phase II trial in patients with osteomyelitis.

•      Targets for 2004 were updated — earnings from continuing operations are now expected to be $0.19 to $0.20 per share, revenues from contract manufacturing are now expected to range between $41 million and $44 million and revenues from radiopharmaceutical product sales are now expected to range between $17 million and $18 million.

Consolidated revenues from continuing operations in the third quarter 2004 were $18.2 million, 40.3% ahead of the third quarter of 2003. Net income from continuing operations for the quarter was $2.1 million (5.0 cents per share), compared to $1.7 million (4.7 cents per share) in the third quarter of 2003, which included the positive non-recurring impact of a $0.7 million insurance payment received in July 2003.  EBITDA for the third quarter was $3.9 million, up over the third quarter of 2003 by 15.2% (47.2% excluding insurance proceeds received in 2003).

For the first nine months of 2004, revenues from continuing operations were $49.0 million, up 40.9% from $34.8 million in the first nine months of 2003.  Net income from continuing operations in the first nine months was $5.7 million ($0.14 per share), a 75.0% increase over the $3.3 million ($0.09 per share) in same period in 2003, which last year included the recognition of one-time items related to BrachySeed® and the insurance payment.  EBITDA for the first nine months of 2004 was $10.2 million, an increase over the first nine months of 2003 of 38.4% (95.9% excluding the one-time items in 2003).

“Net income from continuing operations year-to-date was 75% greater than at the same time last year, or more than double if we exclude the one-time items in 2003,” said Dr. Martin Barkin, President and CEO of DRAXIS. “We continue to see growing demand for contract manufacturing and have increased our 2004 target in that business even though manufacturing margins in this quarter were somewhat impacted by our regularly scheduled shutdown of selected production facilities.  Our sterile operations were off line for a portion of the quarter for scheduled maintenance, equipment installation including our new lyophilization capacity, and plant renovations. Margins year to date have continued to improve over 2003 despite the recent strengthening of the Canadian dollar.”

Dr. Barkin continued, “Revenues and earnings in our radiopharmaceuticals business continue to grow and margins remain on target.  However, the annual revenue growth that we expected at the start of this year has been impacted by three factors: the slowness of obtaining European regulatory approvals will delay our European entry until 2005, the market for BrachySeed® continues to be soft, and our recently-launched MDP-25 product is too new to significantly contribute to overall results.”

FINANCIAL HIGHLIGHTS
(in thousands of U.S. dollars except share related data and in accordance with U.S. GAAP)
(unaudited)

	Q3, 2004	Q2, 2004	Q1, 2004	Q4, 2003	Q3, 2003
REVENUES
Product sales	$16,205	$14,927	$12,209	$12,440	$10,987
Royalty and licensing	1,980	1,786	1,927	1,945	1,978
	$18,185	$16,713	$14,136	$14,385	$12,965

Research and development expense	$440	$545	$461	$475	$430

EBITDA (1) (2)	$3,873	$3,936	$2,412	$2,589	$3,362

EBITDA Margin (1) (2)	21.3%	23.6%	17.1%	18.0%	25.9%

Cash and cash equivalents	$9,507	$7,126	$10,539	$10,563	$10,233

Total debt	$5,260	$4,965	$10,156	$10,466	$10,202

Operating cash flows (before changes in working capital)	$2,128	$1,933	$1,401	$1,169	$1,679

Net Income (loss)
from continuing operations	$2,058	$2,264	$1,388	$1,409	$1,733
from discontinued operations	3	(21)	(9)	112	4,112
	$2,061	$2,243	$1,379	$1,521	$5,845

Basic income (loss) per share
from continuing operations	$0.050	$0.056	$0.037	$0.038	$0.047
from discontinued operations	—	(0.001)	—	0.003	0.111
	$0.050	$0.055	$0.037	$0.041	$0.158

1   For Q3 2003, EBITDA included $0.7 million of insurance proceeds.

2   Non-GAAP Financial Measures.  The terms EBITDA (earnings before financing expense, other income, income taxes, minority interest, depreciation and amortization) and EBITDA margin (EBITDA divided by total revenues) do not have a standardized meaning prescribed by U.S. GAAP and therefore may not be comparable to similar measures used by other companies.  DRAXIS defines EBITDA as operating income before depreciation and amortization expense and EBITDA is presented on a basis that is consistent from period to period.  DRAXIS uses EBITDA measures to assess the operating performance of its on-going businesses without the effects of amortization expense. Amortization expense is excluded because it substantially depends on the accounting methods and assumptions used as well as the historical cost of capital assets.  DRAXIS believes that certain shareholders and investors prefer such measures in evaluating the ability of a reporting company to service debt or as the basis for a valuation measurement.  EBITDA should not be construed as the equivalent of net cash flows from operating activities.  The most comparable U.S. GAAP earnings measure is operating income.

Cash and cash equivalents at the end of the third quarter totaled $9.5 million versus $10.6 million at December 31, 2003 and $7.1 million at the end of the immediately preceding second quarter of 2004. This position was the net result of the cash contribution from operations, before working capital, offset during the year by the repayment of debt and increased investment in working capital in the rapidly growing contract manufacturing business.

Operating cash flows, before changes in working capital, were $2.1 million in the third quarter as a result of increased cash earnings in the current quarter. This compares to $1.7 million in the third quarter of 2003 and $1.9 million in the immediately preceding second quarter of 2004. For the nine month period in 2004, operating cash flows, before changes in working capital, were $5.5 million compared to $0.5 million for the same period in 2003.

Highlights from Management’s Discussion and Analysis

Manufacturing

•      Revenues for the third quarter were $12.0 million, an increase of 69.2% or $4.9 million over the third quarter of 2003.

•      EBITDA for the third quarter of 2004 was $1.8 million and for the third quarter of 2003 was $0.7 million ($0.5 million excluding the impact of insurance claim proceeds received in 2003).

•      EBITDA margin for the third quarter of 2004 was 15.2%.  This brought the EBITDA margin for the first nine months of 2004 to 15.7%.

•      The scheduled shutdown of some production facilities was successfully completed so that the second lyophilizer is now installed, autoclave capacity is increased, work commenced on a new packaging line for sterile products and additional projects were initiated to renovate the sterile filling area, upgrade building security and expand employee parking to accommodate additional shifts.

Radiopharmaceuticals

•      Product sales for the third quarter were $4.5 million, an increase of 13.4% or $0.5 million over the third quarter of 2003.

•      For the third quarter of 2004, EBITDA was $1.3 million, or 20.8% over the third quarter of 2003, and EBITDA margin was 28.8%, up slightly from 27.0% in the same quarter of 2003, excluding the one-time impact of insurance claim proceeds of $0.5 million received during the third quarter of 2003.

•      In September 2004, FDA approval was received to start a Phase II clinical study of INFECTON® with patients suffering from bacterial osteomyelitis, a chronic or acute infection of the bone.

Update to Outlook

Continuing increases in customer demand in the contract manufacturing business has resulted in a further upward revision of the revenue target for this segment for the current year.  Expectations for 2004 product sales in the radiopharmaceutical business are now slightly below those estimated previously.

•      Earnings per share from continuing operations for 2004 are expected to range between $0.19 and $0.20.

•      The target for 2004 manufacturing revenues is in the range $41 million to $44 million (previously $36 million to $38 million), compared to 2003 revenues of $27.0 million; the target for 2004 EBITDA margin is 15% to 18% (previously 13% to 18%).

•      The long-term revenue target in the contract manufacturing business is in the range $70 million to $80 million by 2007 (previously $60 million to $70 million).

•      The target for 2004 revenues from radiopharmaceutical product sales is in the range $17 million to $18 million (previously $19 million to $20 million), compared to 2003 product sales of $14.6 million; the target for 2004 EBITDA margin remains 23% to 28%.

•      The long-term target for revenues from product sales in the radiopharmaceuticals business remains unchanged at $30 million to $35 million by 2007, excluding any impact from products in the clinical development pipeline.

•      The primary FIBRIMAGE® Phase III trial in Canada has completed enrolment and, pending the final results, the Company expects to be able to file a New Drug Submission in the next six months. The clinical study of FIBRIMAGE® in the United States cannot begin until the design of the trial is finalized with the FDA.  In addition, the Company is also conducting further market research in support of product commercialization activities.

•      INFECTON® has embarked on its Phase II clinical program in both Canada and the U.S. and the Company expects to be able to move to Phase III studies of INFECTON® in 2005, pending the results of the Phase II studies.

Interim Financial Report

This release includes by reference the third quarter interim financial report incorporating the full Management Discussion & Analysis (MD&A) as well as financial statements prepared in accordance with both U.S. and Canadian GAAP. The interim report, including the MD&A and financial statements, has been filed with applicable Canadian and U.S. securities regulatory authorities, is accessible on the Company’s website at www.draxis.com in the Investor Relations section under Financial Reports, through SEDAR and EDGAR databases and is available upon request by contacting DRAXIS Investor Relations at 1-877-441-1984.

Conference Call

DRAXIS has scheduled a conference call to discuss third quarter 2004 financial results at 10 a.m. (ET) on November 3, 2004. This call can be accessed by dialing 1 (800) 811-8845 (Access Code 953939) and will also be webcast live with access through the Company’s website at www.draxis.com. The conference call will also be available in archived format on the website for 90 days following the conference call.

About DRAXIS Health Inc.

DRAXIS Health Inc. (www.draxis.com) is a specialty pharmaceutical company involved in the development, production, marketing and distribution of therapeutic and diagnostic radiopharmaceuticals through DRAXIMAGE Inc. and in the provision of pharmaceutical contract manufacturing services, specializing in liquid and freeze-dried injectables and other sterile products, through DRAXIS Pharma Inc.  DRAXIS Health employs over 450 staff and reported revenues in 2003 of US$49.2 million.

This news release contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. These statements are not guarantees of future performance. By their nature, forward-looking statements involve numerous assumptions, known and unknown risks, uncertainties and other factors that may cause the actual results or performance of the Company to be materially different from such statements or from any future results or performance implied thereby. Factors which could cause the Company’s results or performance to differ from current expectations include, but are not limited to, timely regulatory approval of the Company’s products; the ability to comply with regulatory requirements applicable to the manufacture and marketing of the Company’s products; the Company’s ability to obtain and enforce effective patents; the non-infringement of third party patents or proprietary rights by the Company and its products; the establishment and maintenance of strategic collaborative and commercial relationships; the Company’s dependence on a small number of key customers; the Company’s ability to protect its confidential information; the preservation of healthy working relationships with the Company’s unions and employees; the avoidance of product liability claims; and market acceptance of the Company’s products. For additional information with respect to certain of these and other factors, reference should be made to the Company’s most recent Form 20-F filed with the United States Securities and Exchange Commission, and its Annual Information Form filed with the Canadian securities regulators. Unless otherwise required by applicable securities laws, the Company disclaims any intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

Financial Tables Attached

FOR FURTHER INFORMATION PLEASE CONTACT:

Investor Relations: Jerry Ormiston DRAXIS Health Inc. Phone: 877-441-1984 Fax: 905-677-5494

Management’s Discussion and Analysis of

Financial Condition and Results of Operations

- Quarter Ended September 30, 2004 -

The following discussion and analysis of the financial condition and results of operations of DRAXIS Health Inc. (“DRAXIS” or the “Company”) should be read in conjunction with the Company’s consolidated audited financial statements and notes thereto for the year ended December 31, 2003.

All amounts referred to herein are expressed in U.S. dollars and are in accordance with U.S. generally accepted accounting principles (“GAAP”), unless otherwise indicated.  Other noteworthy accounting issues are described under: “Accounting Matters”.

Overview

DRAXIS is a specialty pharmaceutical company focused on the development, production, marketing and distribution of radiopharmaceuticals and the provision of pharmaceutical contract manufacturing services, specializing in liquid and freeze-dried injectables and other sterile products through its contract manufacturing operations.

Consistent with this strategic focus, the Company divested its dermatology product lines in 2001 and in 2003 completed the sale of its Canadian prescription pharmaceutical sales and marketing business (“DRAXIS Pharmaceutica”). The Company also realigned its senior management responsibilities in 2003 to focus on its core businesses. The positive progress made by both the radiopharmaceutical and contract manufacturing businesses are highlighted by the improved operating results of these core businesses and improved cash flows of the Company commencing in 2003.

The results for the third quarter of 2004 continue the trend of strong operating results in our core businesses. The acquisition of the remaining third-party equity interest in our contract manufacturing business from SGF Santé Inc. (“SGF”) in April 2004 is further evidence of our commitment and confidence in our core businesses. Furthermore, our contract manufacturing business has returned immediate benefits through record revenues and profitability in the second and third quarters of 2004. This has resulted in the transaction being immediately accretive to the Company’s earnings even after taking into account the dilutive aspect of the equity offering which financed the transaction.

Comparisons for the first nine months of 2004 with the same period of 2003 include, except where indicated, the one-time recognition of $1.4 million of revenue related to BrachySeed® in the first quarter of 2003 and $0.7 million in insurance proceeds as a reduction in cost of goods sold in the third quarter of 2003.  Actual operating comparisons, in the opinion of management, are more reflective of operating improvements when these one time non-recurring items are excluded.

Highlights for the third quarter are as follows:

•      Financial results from continuing operations:

•      Product sales growth to $16.2 million for the quarter representing a 47.5% increase from $11.0 million in the third quarter of 2003.

•      Earnings before financing expenses and other income, income taxes, minority interest, depreciation and amortization, (“EBITDA”) of $3.9 million for the quarter, representing an increase over the prior year of 15.2%  (47.2% excluding insurance proceeds received in 2003).

•      EBITDA divided by total revenues (“EBITDA margin”) was 21.3% for the quarter compared with 25.9% (20.5% excluding insurance proceeds received in 2003) for the third quarter of 2003.

•      Earnings per share of 5.0 cents for the third quarter of 2004 compared with 4.7 cents for the third quarter of 2003.

Consolidated Results of Operations

For the Three Month Period				For the Nine Month Period
Ended September 30,				Ended September 30,
2004	2003	$ Change		2004	2003	$ Change
			(in thousands of U.S. dollars except share related data)
			(U.S. GAAP)

			Revenues
$16,205	$10,987	$5,218	Product sales	$43,341	$28,095	$15,246
1,980	1,978	2	Royalty and licensing	5,693	6,713[1]	(1,020)
18,185	12,965	5,220		49,034	34,808	14,226

5,600	4,176[2]	1,424	Product gross margin	15,516	8,884[2]	6,632
34.6%	38.0%		% of Product sales revenues	35.8%	31.6
1,980	1,978	2	Royalty and licensing revenue	5,693	6,713[1]	(1,020)
(3,267)	(2,362)	(905)	SG&A	(9,542)	(7,094)	(2,448)
-20.2%	-21.5%		% of Product sales revenues	-22.0%	-25.3%
4,313	3,792	521	EBITDA3 (pre-R&D)	11,667	8,503	3,164
23.7%	29.2%		% of Total revenues	23.8%	24.4%
(440)	(430)	(10)	R & D	(1,446)	(1,119)	(327)
3,873	3,362	511	EBITDA[3]	10,221	7,384	2,837
21.3%	25.9%		% of Total revenues	20.8%	21.2%
(1,151)	(809)	(342)	Depreciation and amortization	(3,223)	(2,362)	(861)
			Financial
(170)	7	(177)	- Foreign exchange translation	(165)	(519)	354
(44)	(179)	135	- Other	(234)	(710)	476
—	—	—	Other income	96	—	96
(450)	(644)	194	Income tax expense	(981)	(863)	(118)
—	(4)	4	Minority interest	(4)	332	(336)
3	4,112	(4,109)	Income (loss from discontinued operations)	(27)	8,419	(8,446)
$2,061	$5,845	$3,784)	Net income	$5,683	$11,681	($5,998)

			Net income (loss)
$2,058	$1,733	$325	- From continuing operations	$5,710	$3,262	$2,448
3	4,112	(4,109)	- From discontinued operations	(27)	8,419	(8,446)
$2,061	$5,845	$3,784)		$5,683	$11,681	($5,998)

			Basic income (loss) per share
$0.050	$0.047		- From continuing operations	$0.144	$0.088
—	0.111		- From discontinued operations	(0.001)	0.227
$0.050	$0.158			$0.143	$0.315

1 Includes $1,436 of revenue related to the termination of agreements for BrachySeed®.

2 Includes $730 of insurance proceeds.

3 See Accounting Matters - Non-GAAP Financial Measures.

Comparison of the quarter and nine month period ended September 30, 2004 and 2003

Consolidated revenues from continuing operations for the quarter ended September 30, 2004 increased 40.3% and for the nine month period ended September 30, 2004 increased 40.9% compared with the same periods in 2003.  Product sales increased 47.5% for the quarter ended and 54.3% for the nine month period ended September 30, 2004 compared with the same periods in 2003.  The increase in product revenues was driven primarily by a significant increase in contract manufacturing revenues, particularly sterile products, as well as moderate growth in the radiopharmaceutical business.

Product gross margins, as a percentage of product sales, associated with continuing operations for the third quarter of 2004 decreased compared to the third quarter of 2003, mainly as result of $0.7 million in insurance proceeds received in the third quarter of 2003, the shift in business mix favoring the contract manufacturing segment, and the impact of the shutdown activities in contract manufacturing in the third quarter of 2004. Product gross margins in the third quarter of 2004 were positively impacted by the price structure changes, which became effective commencing in the second and continuing into the third quarter of 2004.

Due to the significant growth in contract manufacturing business which has lower margins than the radiopharmaceutical business, the shift in business mix between segments is dilutive to consolidated gross profit margin percentages for the quarter and year-to-date.

Product gross margins for the nine month period ended September 30, 2004 increased as compared with the same period in 2003 primarily related to significant growth in the sterile business, increased capacity utilization in contract manufacturing and changes to the price structure in contract manufacturing, partially offset by the one time non-recurring receipt of $0.7 million of insurance proceeds in 2003 and the impact of shutdown activities in the third quarter of 2004.

Royalty and licensing revenues were flat in the third quarter of 2004 compared to 2003.

Royalty and licensing revenues decreased for the nine month period ended September 30, 2004 compared with the same period of 2003 due to the recognition of $1,436,000 of deferred revenue in 2003 related to the termination of the agreement with the Company’s former BrachySeed® licensee in the U.S. (see Accounting Matters — Termination of BrachySeed® Agreements).

Selling, general and administration expenses associated with continuing operations, expressed as a percentage of product sales, for the quarter ended September 30, 2004 were 20.2% compared with 21.5% for the same period in 2003.  The increase in selling, general and administrative expenses in absolute dollar terms for the quarter of 38.3% was primarily driven by sales and marketing and business development activities.

Selling, general and administration expenses for the nine month period ended September 30, 2004 as compared to 2003 increased in absolute dollars due to increased sales and marketing and business development activities and by increased costs of long-term incentive plans valued based on the Company’s stock price, which rose significantly in the first quarter of 2004 relative to 2003.

Research and development expenditures associated with continuing operations for the quarter ended September 30, 2004 did not change significantly compared to 2003. On a year-to-date basis, research and development expenditures increased compared to 2003 due to ramping up of activities related to FIBRIMAGE® and INFECTON®, specifically clinical trials.

In addition, the majority of the costs of the Canadian operations are denominated in Canadian dollars. As the level of revenues denominated in U.S. dollars and other foreign currencies increases relative to the underlying cost structure, which is mostly denominated in Canadian dollars, the Company’s overall gross profit margins are affected. For 2003, the strengthening of the Canadian dollar, combined with the growing volume of business denominated in U.S. dollars, negatively affected margins. The impact is reflected within the cost of goods sold and selling, general and administration expenses. For the third quarter of 2004, there was an immaterial negative impact on margins related to the strengthening of the Canadian dollar in the quarter.

Depreciation and amortization expense associated with continuing operations for the quarter ended September 30, 2004 increased 42.3% and for the nine month period ended September 30, 2004 increased 36.5% over the same periods of 2003 following the commencement of depreciation charges on completed capital projects related to contract manufacturing operations.

Net financial items, which include interest and foreign exchange gains and losses, associated with continuing operations resulted in charges to income of $214,000 compared with charges of $172,000 for the third quarter of 2003. The impact of the strengthening of the Canadian dollar in the third quarter of 2004 offset the benefits of lower overall interest expense compared with 2003. Net financial items also resulted in charges to income of $399,000 for the nine month period ended September 30, 2004 compared with $1,229,000 for 2003. The decrease in the charges is the result of material foreign exchange translation losses related to the strengthening of the Canadian dollar in 2003 coupled with significantly higher interest costs related to a significantly higher outstanding debt balance in 2003.

Minority interest represents SGF’s share of net income or losses of the Company’s contract manufacturing operations. Minority interest for the third quarter of 2004 was neutral to net income compared with a minimal income contribution in the third quarter of 2003. As a result of the acquisition by the Company of all minority interest holdings in the Company on April 22, 2004, there will no longer be minority interest impact on earnings.

Discontinued operations were neutral to the Company’s consolidated results in the third quarter of 2004 compared with a contribution of $4.1 million in the third quarter of 2003.  In the first quarter of 2003, the Company realized an after-tax gain related to the $6.5 million received on the sale of certain product rights.  In the third quarter of 2003 substantially all of the remaining residual discontinued operations assets and liabilities were disposed and the Company recognized a net gain of $4.1 million.  Any residual assets and liabilities are not expected to have a significant impact on future earnings of the Company.

For the quarter ended September 30, 2004 the Company recorded an income tax expense, expressed as a percentage of pre-tax earnings, of 18%.  For the nine month period ended September 30, 2004, this percentage was 15%. The income tax expense is below the statutory rates in effect in the jurisdictions in which the Company operates as a result of the recognition of deferred income tax assets not previously recognized.  This results from the Company’s increased taxable income and take advantage of tax planning opportunities.  The Company’s ability to take advantage of tax planning activities was further facilitated by the acquisition on April 22, 2004 of all minority interest holdings. The effective tax rate will fluctuate depending on the profitability of individual operations which are taxed under different jurisdictions. The level of tax credits generated from research and development activities in the radiopharmaceutical business also has the impact of lowering effective tax rates.

The weighted average number of common shares outstanding in the third quarter was 40,877,133 and has increased from 37,074,586 for the third quarter of 2003 primarily as the result of the completion of the equity financing offering of 3,053,436 units in April 2004 and the exercise of stock options.

Radiopharmaceuticals

For the Three Month Period				For the Nine Month Period
Ended September 30,				Ended September 30,
2004	2003	$ Change		2004	2003	$ Change
			(in thousands of U.S. dollars)
			(U.S. GAAP)

			Revenues
$4,549	$4,012	$537	Product sales	$13,177	$10,362	$2,815
—	—	—	Royalty and licensing	—	1,521[1]	(1,521)
4,549	4,012	537		13,177	11,883	1,294

1,751	2,015[2]	(264)	EBITDA (pre-R&D)	5,114	5,587[1,2]	(473)
38.5%	50.2%		% of Revenues	38.8%	47.0%
(440)	(430)	(10)	R & D	(1,446)	(1,119)	(327)
1,311	1,585	(274)	EBITDA	3,668	4,468	(800)
(256)	(215)	(41)	Depreciation and amortization	(706)	(610)	(96)
$1,055	$1,370	$315)	Income from operations	$2,962	$3,858	($896)

1 Includes $1,436 of revenue related to the termination of agreements for BrachySeed®.

2 Includes $500 of insurance proceeds.

Radiopharmaceuticals and radiotherapy devices are the focus of the Company’s radiopharmaceutical subsidiary, DRAXIMAGE Inc. (“DRAXIMAGE’’), which discovers, develops, manufactures and markets diagnostic imaging and therapeutic radiopharmaceutical products for the global marketplace. Products currently marketed by DRAXIMAGE include a line of lyophilized technetium-99m kits used in nuclear medicine imaging procedures, a line of imaging and therapeutic products labelled with a variety of isotopes including radioiodine, and BrachySeed® third generation brachytherapy implants. DRAXIMAGE has two products in late-stage development including: FIBRIMAGE®, for imaging deep vein thrombosis and INFECTON®, for imaging infection. DRAXIMAGE is also developing a somatostatin-based peptide which has potential for cancer imaging and therapy.

Highlights in this segment for the third quarter ended September 30, 2004 included:

•      Financial results:

•      Product sales of $4.5 million for the quarter representing a 13.4% increase or $0.5 million over the third quarter of 2003.

•      EBITDA of $1.3 million representing a decrease of 17.3% (or an increase of 20.8% excluding the impact of insurance proceeds received in 2003) over the third quarter of 2003.

•      EBITDA margin of 28.8% in third quarter of 2004 compared to 39.5% (27.0% excluding the impact of insurance proceeds received in 2003) in the third quarter of 2003.

Comparison of the quarter and nine month period ended September 30, 2004 and 2003

Revenues for the radiopharmaceutical segment for the quarter ended September 30, 2004 increased 13.4% compared with 2003 driven by product sales. Revenues for the nine month period ended September 30, 2004 increased 10.9% compared with 2003 as the increase in product sales, particularly radioiodine products, was offset by a decrease in royalty and licensing revenue driven by the recognition of $1,436,000 of deferred revenue in the first quarter of 2003 related to the termination of the agreements with the former BrachySeed® licensee in the U.S.

Product sales for the third quarter of 2004 increased due to the continued positive impact of sales of sodium iodide I-131 in the U.S.  Significant sales of this product began after the first quarter of 2003. Product sales of $13.2 million for the first nine months of 2004 represent a 27.2% increase over 2003.

There were no significant changes to shipments of BrachySeed® I-125 to the U.S. and Canada in the third quarter of 2004 compared with 2003.

The decrease in EBITDA in the third quarter of 2004 compared to 2003 is due to insurance proceeds of $0.5 million received in the third quarter of 2003. Excluding the impact of insurance proceeds, EBITDA increased in the third quarter of 2004 driven by sodium iodide sales to the U.S., partially offset by increased sales and marketing activities.

Excluding the impact of insurance proceeds, EBITDA margin improved in the third quarter of 2004 related to sodium iodide sales to the U.S., partially offset by the investment in sales and marketing activities.  For the nine month period ended September 30, 2004, EBITDA margin increased to 27.8% compared with 24.2% (excluding the impact of $1,436,000 of deferred revenue in the first quarter of 2003 related to the termination of the agreements with the BrachySeed® licensee in the U.S. and insurance proceeds of $0.5 million in the third quarter of 2003) for the same period of 2003. The increased margin reflects higher product margins generated on new products introduced to the U.S. market, specifically, sodium iodide, partially offset by the increased sales and marketing activities and research and development spending.

The growth prospects in product sales over 2003 is now behind Company expectations and is no longer consistent with our guidance targets because of weak seed sales and delays in approvals that would have permitted us to enter the European market in the 4th quarter of 2004 (see “Outlook”). EBITDA margin for the first nine months of 2004 remains consistent with our guidance targets.

Research and development expenditures were consistent with levels in the third quarter of 2003. Research and development expenditures increased $0.3 million for the nine month period ended September 30, 2004 as compared to 2003 due to the ramping up of activities related to FIBRIMAGE® and INFECTON®, specifically clinical trials.

The primary FIBRIMAGE® Phase III trial in Canada is fully enrolled and on schedule for completion and filing of a New Drug Submission in the next 6 months.  The initiation of a U.S. clinical trial awaits the outcome of continuing discussions with the FDA regarding the design of such a study.  In addition, the Company is also conducting further market research in support of product commercialization activities.

INFECTON® Phase II trials in Canada and the U.S. are expected to be fully enrolled by late 2004 or the first part of 2005. Depending on the final outcome of the Phase II studies, the Company expects to be able to move to Phase III studies of INFECTON® in 2005.

The Company received in September 2004 approval from the FDA to initiate a Phase II clinical study of INFECTON®. This study will examine patients suffering from bacterial osteomyelitis, a chronic acute infection of the bone.

Preliminary observations from both the FIBRIMAGE® Phase III trial in Canada and INFECTON® Phase II trials in Canada were presented by the lead investigators at the meeting in Philadelphia of the Society of Nuclear Medicine during a company-sponsored colloquium in the summer of 2004.

Depreciation and amortization expense for this segment increased slightly compared to 2003 for both the third quarter and nine month period ended September 30, 2004.

Manufacturing

For the Three Month Period				For the Nine Month Period
Ended September 30,				Ended September 30,
2004	2003	$ Change		2004	2003	$ Change
			(in thousands of U.S. dollars)
			(U.S. GAAP)

			Revenues
$11,979	$7,079	$4,900	Product sales	$31,548	$18,317	$13,231

1,819	681[1]	1,138	EBITDA	4,953	492[1]	4,461
15.2%	9.6%		% of Revenues	15.7%	2.7%
(624)	(354)	(270)	Depreciation and amortization	(1,716)	(1,014)	(702)
$1,195	$327	$868	Income (loss) from operations	$3,237	$(522)	$3,759

1 Includes $230 of insurance proceeds.

Manufacturing comprises the Company’s manufacturing subsidiary, DRAXIS Pharma Inc. (“DPI”), and product sales of Anipryl® produced for Pfizer Inc.  DPI is a pharmaceutical contract manufacturer with capabilities in a broad range of dosage forms, specializing in liquid and lyophilized (freeze-dried) injectables and other sterile products. Operating out of a cGMP-compliant 247,000 square-foot facility located in Montreal, Canada, DPI manufactures pharmaceutical products for DRAXIMAGE, as well as for over 20 other pharmaceutical clients for many international jurisdictions.

Highlights in this segment for the third quarter ended September 30, 2004 included:

•      Financial results:

•      Revenues of $12.0 million for the quarter representing an increase of $4.9 million or 69.2% over the third quarter of 2003.

•      A $1.1 million ($1.3 million excluding the impact of insurance proceeds received in 2003) EBITDA improvement compared to the third quarter of 2003.

•      EBITDA margin of 15.2% for the third quarter of 2004 compared to 9.6% (6.8% excluding the impact of insurance proceeds received in 2003) in the third quarter of 2003.  This brings EBITDA margin to 15.7% for the first nine months of 2004.

•      Continued progress in establishing a new pricing structure going forward on most significant contracts.

Comparison of the quarter and nine month period ended September 30, 2004 and 2003

Total revenues for the manufacturing segment in the third quarter of 2004 were $12.0 million or $4.9 million higher than the same quarter of 2003. For the nine month period ended September 30, 2004, revenues have increased by $13.2 million or 72.2% over the same period of 2003. The increase is due to the ramp-up in new sterile products business related primarily to production of Hectorol® and products under the Company’s GlaxoSmithKline (GSK) contract. In late 2003 and early 2004 the Company increased its output capacity through additional production shifts for its sterile business and is continuing to do so.

EBITDA for this segment increased $1.1 million in the third quarter of 2004 and $4.5 million for the first nine months of 2004 compared with the same periods of 2003. The increases are related to the positive impact in the ramping up of sterile products business which began in early 2003 and its impact on overall margins, the positive financial impact of increased capacity utilization, and changes to the price structure which became effective during 2004. These positive factors were partially offset by the impact of shutdown activities in the third quarter of 2004 and the one time non-recurring receipt of $0.2 million of insurance proceeds in 2003. Improved capacity utilization has directly resulted in better margins through substantially improved absorption of overhead costs.

EBITDA margin of 15.2% for the third quarter of 2004 reflects primarily overall volume growth in sterile products business and the result of price structure changes which became effective during 2004, which offset the impact of scheduled shutdown which took place in the third quarter of 2004. For the nine month period ended September 30, 2004, EBITDA margin is 15.7% compared to a 2.7% over the same period of 2003.

The Company’s improving margins in contract manufacturing also reflect concentrated efforts in early 2004 to ensure changes to the underlying costs of manufacturing are fully reflected in the pricing structure. The impact of these efforts will positively impact margins as compared to 2003 for the remainder of 2004 and beyond.

The recently completed scheduled shutdown in contract manufacturing accomplished more than previously scheduled shutdowns in contract manufacturing. In addition to completing regular maintenance activities, the 2004 shutdown resulted in the completion of the installation of a second lyophilizer which materially increases the Company’s lyophilization capacity. In addition, the Company increased autoclave capacity which is critical to reducing bottlenecks and further increasing sterile capacity.

The financial impact of the shutdown activity in the third quarter resulted in reduced sterile production by approximately one third from levels of the second quarter of 2004. The impact of lower production is to reduce margins as a result of a higher percentage of unabsorbed overhead costs in the quarter.  The shift in business mix in the third quarter of 2004, whereby sterile product business represented a smaller portion of overall business, also significantly impacts margins as non-sterile products have significantly lower margins. As a result of the successful completion of the shutdown activities and subsequent scaling up of sterile production, the Company does not expect fourth quarter results for 2004 to be impacted by the shutdown.

The increases in revenues over 2003 and EBITDA margin for the nine month period ended September 30, 2004, have significantly exceeded our expectations and the Company revised its guidance parameters as a result in the second quarter of 2004. The third quarter results and successful completion of shutdown activities have resulted in the Company revisiting its 2004 guidance parameters (see Outlook).

Depreciation and amortization expense of $624,000 for this segment in the current quarter increased 76.3% over the same period in 2003, following the commencement of depreciation on completed capital projects in last twelve months.

Corporate and Other

For the Three Month Period				For the Nine Month Period
Ended September 30,				Ended September 30,
2004	2003	$ Change		2004	2003	$ Change
			(in thousands of U.S. dollars)
			(U.S. GAAP)

			Revenues
$(323)	$(104)	$(219)	Product sales[1]	$(1,384)	$(584)	$(800)
1,980	1,978	2	Royalty and licensing	5,693	5,192	501
1,657	1,874	(217)		4,309	4,608	(299)

743	1,096	(353)	EBITDA	1,600	2,424	(824)
44.8%	58.5%		% of Revenues	37.1%	52.6%
(271)	(240)	(31)	Depreciation and amortization	(801)	(738)	(63)
$472	$856	$(384)	Income from operations	$799	$1,686	$(887)

1 Net of inter-segment sales.

The Corporate and Other segment comprises deferred revenues, royalties and expenses associated with the Company’s business agreements with Pfizer Inc. with respect to Anipryl®; deferred revenues and expenses from GSK Consumer Healthcare with respect to the SpectroPharm line of products; revenues and directly attributable expenses associated with Alertec®; non-allocated corporate expenses and inter-segment eliminations.  Effective July 22, 2003 revenues and expenses directly related with Alertec® are no longer included in this segment since Alertec® was included in the divestiture of DRAXIS Pharmaceutica.  Milestones and royalties deriving from the divestiture of DRAXIS Pharmaceutica are included in this segment.

The Company follows a policy of not allocating its central corporate expenses to its operating business segments.

Comparison of the quarter and nine month period ended September 30, 2004 and 2003

Revenues related to the corporate segment were slightly lower compared to 2003 for the third quarter and nine month period ended September 30, 2004 as increased royalties primarily related to the sale of product rights to Shire were offset by increased inter-segment eliminations (transactions between the radiopharmaceutical and contract manufacturing segments) and lower royalties and milestones related to Anipryl®.

EBITDA decreased $353,000 for the third quarter of 2004 compared with 2003 due to lower royalties and milestones related to Anipryl®. EBITDA was lower by $824,000 for the nine month period ended September 30, 2004 compared to 2003 due to increased costs of long-term incentive plans valued based on the Company’s stock price, which rose significantly in the first quarter of 2004 relative to 2003, lower royalties and milestones related to Anipryl®, partially offset by Shire royalties. The impact of long-term incentive plan compensation in the third quarter of 2004 compared to the same period in 2003 was not significant. Depreciation and amortization expense in this segment in 2004 was largely unchanged as compared to 2003.

Corporate Matters

There were no significant corporate matter items arising in the quarter which are not addressed elsewhere.

Liquidity and Capital Resources

	Sep 30, 2004	Jun 30, 2004	Mar 31, 2004	Dec 31, 2003
			(in thousands of U.S. dollars)
			(U.S. GAAP)

Cash and cash equivalents	$9,507	$7,126	$10,539	$10,563
Restricted cash	$402	$929	$970	$976
Non-financial working capital (net)[1]	$18,676	$16,902	$13,695	$12,780
Total debt	$5,260	$4,965	$10,156	$10,466

1 Excluding cash and cash equivalents, restricted cash, bank loan, current portions of deferred revenues and long-term debt and customer deposits.

Cash and cash equivalents at September 30, 2004 totalled $9,507,000 as compared with $10,563,000 as at December 31, 2003. The decrease is related to the repayment of overall debt coupled with an increased investment in working capital to support the ramping up of contract manufacturing business, substantially offset by cash contribution from operations, before working capital.

In conjunction with the divestiture of DRAXIS Pharmaceutica to Shire BioChem Inc. (“Shire”), $929,000 of the cash proceeds were held in trust under an escrow agreement.  The release of this amount under escrow is dependent upon whether or not claims by Shire have been made to the Company by certain dates with respect to any breach of the representations and warranties made by the Company to Shire or any failure of the Company to perform its obligations under the divestiture agreement. In July 2004, $582,000 was released from escrow.

The Company follows a policy of investing its surplus cash resources in high quality, liquid, short-term commercial paper and government treasury bills and money market mutual funds which invest in high quality short-term securities.  As at September 30, 2004 there were no restrictions on the flow of these funds nor have any of these funds been committed in any way.

Operating cash flows from continuing operations, before changes in working capital, in the third quarter of 2004, were $2,128,000 as compared to a cash inflow of $1,679,000 in 2003. This is the result of increased cash earnings in the current quarter. For the nine month period ended September 30, 2004, operating cash flow, before changes in working capital, were $5,462,000 compared to $537,000 for the same period of 2003.

Non-financial working capital increased to $18,676,000 as at September 30, 2004 from $12,780,000 as at December 31, 2003 driven mainly by a significant increase in contract manufacturing inventory to support the ramp-up in business and increased accounts receivable related to the timing of shipments.

The impact of discontinued operations in the third quarter of 2004 was insignificant.  The inflow for the first nine months of 2003 was due to the proceeds received from the sale of product rights and the overall divestiture of the Draxis Pharmaceutica business.

Capital expenditures in the third quarter of 2004 are mainly attributable to expenditures under DPI’s previously announced capital plan and specifically installation activities related to shutdown activities which took place in the third quarter of 2004. A significant portion of capital equipment installed during the shutdown of 2004 was capital equipment paid for in prior quarters.

The Company did not make any acquisitions in the third quarter of 2004 or during 2003 other than the acquisition of all minority interest holdings in DPI.

Total debt at September 30, 2004 decreased to $5.3 million from $10.5 million at December 31, 2003 due to the repayment of all loans from SGF and Investissement Québec (see Debt Repayment and Bank Financing).

As at September 30, 2004, the Company’s debt was comprised of a $5.3 million secured bank term loan at the parent company level (see Debt Repayment and Bank Financing). The $5.3 million debt replaces debt which was previously held in DPI and which was fully repaid in the third quarter of 2004.

The Company was in compliance with all lending covenants as at September 30, 2004.

Proceeds from the issuance of treasury common shares by the Company attributable to the exercise of options and employee participation shares generated $244,000 in the third quarter of 2004 and $1,485,000 for the nine month period ended September 30, 2004 compared to $83,000 in 2003.

Equity Financing

On April 22, 2004, the Company closed its offering of 3,053,436 units at a price of $4.82 (CDN$6.55) per unit for gross proceeds of approximately $14.7 million (CDN$20 million). Each unit consists of one common share of the Company and one-half of one share purchase warrant.  Each whole warrant will entitle the holder to acquire one common share of the Company at a price of CDN$8.50 at any time prior to April 24, 2006.  The underwriters had an over-allotment option to purchase up to an additional 458,016 units, exercisable at the issue price any time up to 30 days following closing of the offering, representing additional gross proceeds to the Company of up to $2.2 million (CDN$3.0 million).  The over-allotment option expired unexercised.

The proceeds of the offering were used to finance the $9.6 million (CDN$13.0 million) cash purchase of the 32.7% interest in the Company’s manufacturing subsidiary, DPI, that was previously owned by SGF and to repay $4.8 million (CDN$6.4 million) of outstanding loans owed by DPI.

On November 2, 2004, the total number of common shares outstanding of the Company was 40,960,326 and total number of warrants outstanding was 1,526,718 and total number of options outstanding was 2,801,566.

Debt Repayment and Bank Financing

As a result of the equity financing and acquisition of the remaining interest in the contract manufacturing operations, the Company repaid, during the third quarter of 2004, all outstanding debt owed to SGF ($3.1 million) and Investissement Québec ($1.7 million).

In addition, the Company completed the arrangement of new credit facilities with its banker as follows:

•      $15 million Canadian or U.S. equivalent operating facility payable within 364 days upon drawing upon the facility.  The operating facility can be extended by one year upon agreement with the lender.  As at September 30, 2004, no amount has been drawn under this facility.

•      $10 million Canadian or U.S. equivalent term facility.  Repayable in full in three years. As at September 30, 2004, $5.3 million has been drawn on this facility.

•      Interest under the debt facilities (both term and operating) is based on the bank’s prime lending rate provided the Company meets certain ratios, which as at the most recent quarter end were met.

As a result of the debt repayment and bank refinancing, the Company has significantly reduced its overall debt levels, increased its borrowing capacity and reduced its overall cost of borrowing on outstanding and future debt.

Canadian GAAP

The differences between U.S. and Canadian GAAP which affect net income for the quarter ended September 30, 2004 and 2003 are summarized in the following table:

For the Three Month Period			For the Nine Month Period
Ended September 30,			Ended September 30,
2004	2003		2004	2003
		(in thousands of U.S. dollars)

$2,061	$5,845	Net income as reported under U.S. GAAP	$5,683	$11,681

		Continuing operations
(625)	(599)	Amortization expense, net of tax	(1,720)	(1,688)
(164)	(132)	Stock option expense	(443)	(352)
(789)	(731)		(2,163)	(2,040)
		Discontinued operations
—	(30)	Amortization expense, net of tax	—	(221)
—	644	Recovery for future losses, net of tax	—	1,064
—	(316)	Net gain on disposal of product rights - net of tax	—	(3,567)
—	298		—	(2,724)

$1,272	$5,412	Net income under Canadian GAAP	$3,520	$6,917

Continuing Operations

Amortization expense associated with continuing operations under U.S. GAAP differs from Canadian GAAP due to the differential treatment of the excess of the purchase cost over the fair value of the assets acquired in conjunction with the 1996 acquisition of DAHI which was treated as acquired research and development and the portion of the 1997 acquisition cost of the Company’s radiopharmaceutical business assigned to acquired research and development.

Stock-Based Compensation

Under Canadian GAAP, the Company, in the first quarter of 2004, adopted retroactively with restatement of 2002 and 2003 results, the application of the fair value based method for measuring the compensation cost of employee stock options granted in 2002 and beyond.  Whereas under U.S. GAAP, the Company has elected to adopt the optional recognition provision for its stock options plans and hence the cost of employee stock options are disclosed in the note to the financial statements as pro forma earnings and per share information.

Discontinued Operations

Amortization expense associated with discontinued operations under U.S. GAAP differs from Canadian GAAP due to the differential treatment of the acquisition cost of acquired research and development in 1999 and technical assistance costs.

Under Canadian GAAP, the Company has made a provision at the measurement date for future losses from discontinued operations in the third quarter of 2002. No net losses were expected under U.S. GAAP.  Accordingly, under Canadian GAAP, operating losses from discontinued operations between the measurement date and the disposal date are charged against the provision.

Under Canadian GAAP, net gain on disposal of product rights is lower than U.S. GAAP as the costs of licenses for products for which market regulatory approval has not been received are deferred and amortized on a straight-line basis over the relevant period of the related agreement.  Whereas under U.S. GAAP, the costs of these licenses are expensed as acquired in-process research and development.

OUTLOOK

The Company’s primary operational focus for 2004 and beyond continues to be: (i) improving near-term financial and operational performance of its radiopharmaceutical and manufacturing businesses through increasing sales of existing products and services, improving manufacturing efficiency and effectiveness, and obtaining additional regulatory approvals; and (ii) securing and advancing its base for long-term growth through the development of its existing product pipeline as well as identifying new business opportunities that are consistent with the Company’s capabilities and that contribute to the long-term value of the Company.

The Company’s longer term objective for its radiopharmaceutical business is to leverage its existing business base and record of regulatory approvals to become a significant North American and international competitor in this highly specialized market through a combination of increasing sales of existing products, the identification and commercialization of additional product opportunities, development of its new product pipeline and possible acquisitions, consistent with its well defined business focus.

DRAXIMAGE is expected to continue to grow through increasing sales of existing products in the U.S., introduction of new products into the U.S., as well as expansion into Europe.  Due to delays in regulatory approvals in Europe attributed to the regulator’s workload, the Company does not expect to enter the European market until 2005.

Because of an increasingly competitive and difficult market in Brachytherapy seeds, sales of BrachySeed® implants have not responded as yet to the introduction in Q1 of a direct marketing, sales and distribution program

As a result of these two factors, and the delayed introduction of MDP 25 which occurred at the beginning of the third quarter, and notwithstanding good growth in other sectors of the business, for the balance of 2004, revenue from radiopharmaceutical product sales is now expected to track in between $17 million to $18 million, slightly below our previous guidance of $19 million to $20 million for 2004. EBITDA margin is still expected to be between 23% and 28% including the ramp-up of research and development spending related to late stage clinical trials of both FIBRIMAGE® and INFECTON®.

Excluding the potential impact of the radiopharmaceutical products currently under development, the Company’s target remains to achieve radiopharmaceutical revenues of $30 million to $35 million (representing more than three times its 2002 base) by 2007, together with improving profitability margins.

In 2005 the Company expects to substantially increase its investment in research and development activities of its radiopharmaceutical product pipeline, specifically FIBRIMAGE® and INFECTON® over 2004 levels to support the Phase III trial of FIBRIMAGE® and the Phase II and Phase III trials of INFECTON®.

The Company believes that long-term growth potential for DRAXIMAGE should be divided between the potential for its innovative proprietary radiopharmaceutical products currently under development and opportunities excluding these products. Although each of DRAXIMAGE’s pipeline products under development address substantial unmet market needs and thus has considerable potential, two of these products are at advanced stages of development.  The primary FIBRIMAGE® Phase III trial in Canada has completed enrolment and, pending the final results, the Company expects to be able to file a New Drug Submission in the next 6 months. The clinical study of FIBRIMAGE® in the United States cannot begin until the design of the trial is finalized with the FDA. In addition, the Company is also conducting further market research in support of product commercialization activities. INFECTON® has embarked on its Phase II clinical program in both Canada and the U.S. and the Company expects to be able to move to Phase III studies of INFECTON® in 2005, pending the results of the Phase II studies. Given the inherent uncertainties associated with new drug development, it is difficult to predict if, or when, any of these products will achieve commercialization.

The Company’s longer term objective for its manufacturing business is to leverage its existing capabilities and its excellence in regulatory compliance to increase third-party contract manufacturing revenues while managing costs in order to achieve improving levels of profitability associated with increased capacity utilization. Capacity utilization at DPI varies by production flow. The demand for DPI’s sterile capacity, including lyophilized and non-lyophilized product, continues to grow and create challenges. In late 2003 and into early 2004, additional production shifts were added to meet customer demand within the framework of DPI’s existing production processes and systems.  The Company expects that an increase in capacity through additional production shifts, production efficiencies and capital investment will be required through 2004 and 2005 in order to continue to meet increased customer demand.  Unlike DPI’s sterile operations which continue to grow, the non-sterile operations continue to run significantly below the current one-shift capacity. In 2004 and 2005, DPI will seek to increase capacity utilization of the non-sterile area by maximizing utilization of its current one shift configuration.

In 2004 DPI is focused on the completion of its three year, $12 million capital plan including the installation of the third lyophilizer, which will allow the Company to move towards a 300% increase in DPI’s current capacity in this highly specialized area.  Installation has been completed and a rigorous validation is well under way.  Once validation is completed commercial production can begin. Significant contribution is not expected before 2005.

At the end of the second quarter, the Company expected its contract manufacturing operations to achieve revenue of $36 million to $38 million and EBITDA margins of 13%-18% for 2004. As a result of the successful completion of shutdown activities and ramping up of production thereafter, the Company now believes that 2004 revenue for contract manufacturing will track in between $41 million to $44 million with an EBITDA margin of between 15% and 18%. Accordingly, the Company now expects to achieve its previous long-term target of between $40 million to $50 million of revenues by end of 2004.  The Company’s long-term target is now to achieve manufacturing revenues from its Montreal facility of between $70 million to $80 million by 2007. The increase in our targets estimate is a reflection of the demand for our sterile capacity, the successful ramp-up of production shifts to meet that demand, and the financial benefits of increased capacity utilization.

In general, the timing of regulatory approvals will be the major factor determining the rate of revenue and earnings growth for both the Company’s radiopharmaceutical and manufacturing businesses.

For 2004, the Company’s Corporate and Other segment is expected to experience an increase in revenue over 2003 levels mainly driven by a full year of royalties related to the sale of product rights to Shire and any contingent milestone payments which may become payable to the Company during the year pertaining to these product rights.

The Company expects to complete 2004 with earnings per share from continuing operations in the range of $0.19-$0.20 per share, achieving a run rate by the end of the year that we did not expect to achieve until the second half of 2005

The Company’s balance sheet at the end of September 2004 reflects a marked improvement in the financial position of the Company, particularly from September of 2003. The completion of the divestiture of the remaining assets and liabilities of DRAXIS Pharmaceutica in 2003 provided the Company with increased flexibility to execute on its strategic plan to focus on the core radiopharmaceutical and specialty contract manufacturing businesses.  The Company further strengthened its balance sheet significantly through the repayment of all debt owed to the SGF and Investissement Québec in April 2004 and its bank refinancing arrangements completed shortly thereafter.  These two transactions resulted in a significant reduction in debt outstanding, increased debt capacity, and lower borrowing costs.

The equity financing completed in April 2004 and the accompanying repurchase of the equity interest in DPI further increases the Company’s flexibility in managing and in particular achieving synergies in its core businesses over the long term.

Management expects operating cash flow to be positive in 2004 and expects continued growth over 2003 operating cash flow levels.

Management expects completion of its three-year $12 million capital plan in 2004 and accordingly, expects capital expenditures to be slightly higher in 2004 compared to 2003.  The focus of future capital expenditures will be to increase and improve the efficient utilization of its sterile manufacturing capacity.

With the Company’s current cash balances, reduced operating cash requirements and established financing arrangements, management expects to have sufficient liquidity available to fund the Company’s cash requirements in 2004 and beyond.  Any investments or acquisitions of businesses, products or technologies may require additional funding.

Accounting Matters

Critical Accounting Policies and Estimates

The foregoing discussion and analysis of the financial condition and results of operations is based upon the Company’s consolidated financial statements, which have been prepared in accordance with U.S. GAAP. The preparation of consolidated financial statements requires the Company to make estimates and judgments that affect the reported amounts of assets, liabilities, revenues and expenses, and related disclosure of contingent assets and liabilities. On an on-going basis, the Company evaluates its estimates and makes adjustments as appropriate. Actual results may differ from these estimates under different assumptions or conditions.

A summary of the significant accounting policies and methods used by the Company in the preparation of its consolidated financial statements is included in Note 2 to the 2003 audited consolidated financial statements. The Company believes the following critical accounting policies affect its more significant judgments and estimates used in the preparation of its consolidated financial statements.

Recognition of Licensing Revenue - License and other forms of non-refundable fees received pursuant to collaboration agreements are accounted for according to the related contractual agreements.  In general, such fees are deferred and recognized on a straight-line basis over the lesser of the contract period and the estimated term over which contractual benefits are expected to be derived.  If payment of such fees is contingent upon future performance obligations of the Company or other future events, revenue recognition of such amounts is deferred and recognized upon completion of the specific event.

Deferred Tax Assets - Realization of the net deferred tax assets is dependent on the Company’s ability to generate sufficient taxable income in certain tax jurisdictions.  Management believes that it is more likely than not that the assets will be realized, based on forecasted income.  On a quarterly basis, the estimates and assumptions underlying the forecasted income are reviewed by management to determine whether additional valuation allowances are warranted.

Termination of BrachySeed® Agreements

In January 2003, DRAXIMAGE’s agreements with its BrachySeed® licensee in the U.S. were effectively terminated with no further transactions taking place under the agreements. A formal agreement was subsequently reached with the licensee for terminating both the License and Distribution Agreement and Product Manufacturing and Supply Agreement for BrachySeed® implants in the U.S.

Under the terms of the original agreements, non-refundable milestone payments received from the licensee were deferred and amortized into income over the contractual period of the agreement to December 31, 2010.  As a result of the termination of the agreements in January, the unamortized portion of the non-refundable milestone payments of $1,436,000 was included in income for the year ended December 31, 2003 as royalty and licensing revenue.

Discontinued Operations

Commencing with the quarter ended December 31, 2001, the results of operations of DRAXIS Pharmaceutica have been reported as discontinued operations.  Commencing in the third quarter of 2002, the revenues and expenses related to Alertec® were included in the results related to continuing operations and not discontinued operations due to management’s decision in 2002 to retain the Canadian product rights due to the uncertainty of being able to obtain the third-party approval required to be able to include these rights as part of the divestiture of DRAXIS Pharmaceutica.  As a result of attaining the required third-party approval, the Canadian product rights to Alertec® were included in the sale of the remaining assets and liabilities of DRAXIS Pharmaceutica to Shire which was completed in the third quarter of 2003.

Foreign Exchange Risk

The Company’s reporting currency is the U.S. dollar. The functional currency for its Canadian operations, which includes the radiopharmaceutical segment, the contract manufacturing segment and royalties and milestones related to product rights sold to Shire, is the Canadian dollar.  Accordingly, the Company’s foreign exchange exposure for accounting purposes mainly relates to U.S. denominated monetary assets of these operations.  The Company currently does not actively hedge this exposure but, reduces the exposure by maintaining the minimum level of U.S. denominated cash available to meet its short-term cash requirements.

Recent Accounting Pronouncements

Stock-Based Compensation

DRAXIS has determined it will not adopt the fair value basis of accounting under U.S. GAAP using the transitional provisions applicable to the Company in accordance with FAS 148 Accounting for Stock-Based Compensation - Transition and Disclosure. DRAXIS will adopt the fair value basis of accounting under U.S. GAAP if and when the fair value basis of accounting becomes mandatory (see Note 20(d) of the Company’s 2003 consolidated financial statements).

For a summary of other recent accounting pronouncements, see Note 26 to the Company’s 2003 consolidated financial statements.

Non-GAAP Financial Measures

The terms EBITDA (earnings before financing expense and other income, taxes, depreciation and amortization) and EBITDA margin (EBITDA divided by total revenues) do not have a standardized meaning prescribed by U.S. GAAP and therefore may not be comparable to similar measures used by other companies.  DRAXIS defines EBITDA as operating income before depreciation and amortization expense and EBITDA is presented on a basis that is consistent from period to period.  DRAXIS uses EBITDA measures to assess the operating performance of its on-going businesses without the effects of amortization expense. Amortization expense is excluded because it substantially depends on the accounting methods and assumptions used as well as the historical cost of capital assets.  DRAXIS believes that certain shareholders and investors prefer such measures in evaluating the ability of a reporting company to service debt or as the basis for a valuation measurement.  EBITDA should not be construed as the equivalent of net cash flows from operating activities.  The most comparable U.S. GAAP earnings measure is operating income.

Forward-Looking Statements

This MD&A contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. These statements are not guarantees of future performance. By their nature, forward-looking statements involve numerous assumptions, known and unknown risks, uncertainties and other factors that may cause the actual results or performance of the Company to be materially different from such statements or from any future results or performance implied thereby. Factors which could cause the Company’s results or performance to differ from current expectations include, but are not limited to, timely regulatory approval of the Company’s products; the ability to comply with regulatory requirements applicable to the manufacture and marketing of the Company’s products; the Company’s ability to obtain and enforce effective patents; the non-infringement of third party patents or proprietary rights by the Company and its products; the establishment and maintenance of strategic collaborative and commercial relationships; the Company’s dependence on a small number of key customers; the Company’s ability to protect its confidential information; the preservation of healthy working relationships with the Company’s unions and employees; the avoidance of product liability claims; and market acceptance of the Company’s products. For additional information with respect to certain of these and other factors, reference should be made to the Company’s most recent Form 20-F filed with the United States Securities and Exchange Commission, and its Annual Information Form filed with the Canadian securities regulators. Unless otherwise required by applicable securities laws, the Company disclaims any intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

DRAXIS HEALTH INC.

Consolidated Statements of Operations

In Accordance with U.S. GAAP

(in thousands of U.S. dollars except share related data)

(unaudited)

For the Three Month Period Ended September 30,			For the Nine Month Period Ended September 30,
2004	2003		2004	2003

		REVENUES
$16,205	$10,987	Product sales	$43,341	$28,095
1,980	1,978	Royalty and licensing (Note 3)	5,693	6,713
18,185	12,965		49,034	34,808
		EXPENSES
10,605	6,811	Cost of goods sold (Note 4)	27,825	19,211
3,267	2,362	Selling, general and administration	9,542	7,094
440	430	Research and development	1,446	1,119
1,151	809	Depreciation and amortization	3,223	2,362
15,463	10,412		42,036	29,786
2,722	2,553	Operating income	6,998	5,022
(214)	(172)	Financing expense, net	(399)	(1,229)
—	—	Other income	96	—
2,508	2,381	Income before undernoted	6,695	3,793
(450)	(644)	Income taxes	(981)	(863)
—	(4)	Minority interest	(4)	332
2,058	1,733	Income from continuing operations	5,710	3,262
3	4,112	(Loss) income from discontinued operations, net of taxes	(27)	8,419
$2,061	$5,845	Net income	$5,683	$11,681

		Basic income (loss) per share
$0.050	$0.047	from continuing operations	$0.144	$0.088
—	0.111	from discontinued operations	(0.001)	0.227
$0.050	$0.158		$0.143	$0.315

		Diluted income (loss) per share
$0.049	$0.047	from continuing operations	$0.140	$0.088
—	0.111	from discontinued operations	(0.001)	0.227
$0.049	$0.158		$0.139	$0.315
		Weighted-average number of shares outstanding
40,877,133	37,074,586	- basic	39,517,321	37,090,383
42,028,861	37,074,586	- diluted	40,687,589	37,090,383

See the accompanying notes to the Consolidated Financial Statements.

These interim financial statements should be read in conjunction with the annual Consolidated Financial Statements.

DRAXIS HEALTH INC.

Consolidated Balance Sheets

In Accordance with U.S. GAAP

(in thousands of U.S. dollars except share related data)

(unaudited)

	September 30,	June 30,	March 31,	December 31,
	2004	2004	2004	2003
				(audited)
ASSETS
CURRENT
Cash and cash equivalents	$9,507	$7,126	$10,539	$10,563
Restricted cash	402	929	970	976
Accounts receivable	11,713	12,218	10,368	9,898
Inventories	9,801	8,145	7,208	6,096
Prepaid expenses	1,143	1,420	779	688
Deferred income taxes, net	3,888	2,777	2,777	2,806
	36,454	32,615	32,641	31,027

Property, plant and equipment, net	40,830	37,596	32,517	32,917
Goodwill, net	691	652	670	677
Intangible assets, net	1,025	1,295	1,794	1,974
Other assets	705	618	635	565
Deferred income taxes, net	7,404	9,338	9,486	9,393
	$87,109	$82,114	$77,743	$76,553

LIABILITIES

CURRENT
Accounts payable and accrued liabilities	$7,869	$7,658	$7,437	$6,708
Current portion of deferred revenues	5,161	5,039	4,982	5,309
Current portion of long-term debt	—	—	971	981
Customer deposits	626	568	601	591
	13,656	13,265	13,991	13,589

Deferred revenues	4,004	5,365	6,675	7,593
Long-term debt	5,260	4,965	9,185	9,485
Minority interest (Note 6)	—	—	4,204	4,239
	$22,920	$23,595	$34,055	$34,906

SHAREHOLDERS’ EQUITY

Common stock, without par value of unlimited shares authorized	$75,731	$75,487	$62,552	$61,175
Additional paid in capital	15,546	15,546	15,546	15,667
Warrants (Note 5 (c))	916	916	—	—
Employee participation shares; 2,000,000 shares authorized	—	—	—	86
Less: loans receivable	—	—	—	(86)
Deficit	(29,798)	(31,859)	(34,102)	(35,481)
Accumulated other comprehensive income (loss)	1,794	(1,571)	(308)	286
	64,189	58,519	43,688	41,647
	$87,109	$82,114	$77,743	$76,553

See the accompanying notes to the Consolidated Financial Statements.

These interim financial statements should be read in conjunction with the annual Consolidated Financial Statements.

DRAXIS HEALTH INC.

Consolidated Statements of Shareholders’ Equity

In Accordance with U.S. GAAP

(in thousands of U.S. dollars except share related data)

(unaudited)

For the Three Month Period Ended September 30,			For the Nine Month Period Ended September 30,
2004	2003		2004	2003
		Common Stock (Number of Shares)
40,844,993	37,048,390	Balance, beginning of period	37,297,817	37,098,690
—	—	Issuance of common shares	3,053,436	—
115,333	50,000	Exercise of options	554,177	50,000
—	—	Exercise of employee participation shares	54,896	—
—	—	Repurchased for cancellation	—	(50,300)
40,960,326	37,098,390	Balance, end of period	40,960,326	37,098,390
		Common Stock
$75,487	$60,582	Balance, beginning of period	$61,175	$60,652
—	—	Issuance of common shares	12,867	—
244	83	Exercise of options	1,485	83
—	—	Exercise of employee participation shares	204	—
—	—	Repurchased for cancellation	—	(70)
$75,731	$60,665	Balance, end of period	$75,731	$60,665
		Additional Paid In Capital
$15,546	$15,555	Balance, beginning of period	$15,667	$15,550
—	—	Stock compensation	(121)	—
—	—	Common shares purchased for cancellation	—	5
$15,546	$15,555	Balance, end of period	$15,546	$15,555
		Warrants
$916	$—	Balance, beginning of period	$—	$—
—	—	Issuance of warrants	916	—
$916	$—	Balance, end of period	$916	$—
		Employee Participation Shares
$—	$140	Balance, beginning of period	$86	$140
—	(27)	Cancellation of employee participation shares	—	(27)
—	—	Exercise of employee participation shares	(86)	—
$—	$113	Balance, end of period	$—	$113
		Employee Participation Shares-Loans Receivable
$—	$(140)	Balance, beginning of period	$(86)	$(140)
—	27	Cancellation of employee participation shares	—	27
—	—	Exercise of employee participation shares	86	—
$—	$(113)	Balance, end of period	$—	$(113)
		Deficit
$(31,859)	$(42,847)	Balance, beginning of period	$(35,481)	$(48,683)
2,061	5,845	Net income	5,683	11,681
$(29,798)	$(37,002)	Balance, end of period	$(29,798)	$(37,002)
		Accumulated Other Comprehensive Income (Loss)
$(1,571)	$(1,749)	Balance, beginning of period	$286	$(7,292)
3,365	(187)	Other comprehensive income (loss)	1,508	5,356
1,794	(1,936)	Balance, end of period	1,794	(1,936)
$64,189	$37,282	Total shareholders’ equity	$64,189	$37,282
		Comprehensive Income
$3,365	$(187)	Foreign currency translation adjustments	$1,508	$5,356
3,365	(187)	Other comprehensive income (loss)	1,508	5,356
2,061	5,845	Net income	5,683	11,681
$5,426	$5,658	Total comprehensive income	$7,191	$17,037

See the accompanying notes to the Consolidated Financial Statements.

These interim financial statements should be read in conjunction with the annual Consolidated Financial Statements.

DRAXIS HEALTH INC.

Consolidated Statements of Cash Flows

In Accordance with U.S. GAAP

(in thousands of U.S. dollars)

(unaudited)

For the Three Month Period Ended September 30,			For the Nine Month Period Ended September 30,
2004	2003		2004	2003
		CASH FLOWS (USED IN) FROM OPERATING ACTIVITIES
$2,058	$1,733	Net income from continuing operations	$5,710	$3,262
		Adjustments to reconcile net income from continuing operations to net cash (used in) from operating activities
(1,411)	(1,296)	Amortization of deferred revenues	(4,033)	(5,327)
1,151	809	Depreciation and other amortization	3,223	2,362
—	—	Stock compensation	83	—
300	308	Deferred income taxes	63	105
—	4	Minority interest	4	(332)
30	121	Other	412	467
		Changes in operating assets and operating liabilities
826	(1,703)	Accounts receivable	(1,424)	(1,263)
(1,144)	155	Inventories	(3,467)	(749)
369	67	Income taxes	(64)	(729)
258	270	Prepaid expenses	(678)	(319)
(221)	577	Accounts payable and accrued liabilities	621	(2,272)
2,216	1,045		450	(4,795)
		CASH FLOWS (USED IN) FROM INVESTING ACTIVITIES
(926)	(1,387)	Expenditures for property, plant and equipment	(2,736)	(2,399)
—	—	Increase in intangible assets	(150)	(122)
107	69	Increase in deferred revenues	305	165
—	—	Proceeds from disposition of product right	96	—
(819)	(1,318)		(2,485)	(2,356)
		CASH FLOWS (USED IN) FROM FINANCING ACTIVITIES
582	(906)	Restricted cash	582	(906)
—	4,023	Proceeds from bank loan	—	4,942
—	(5,525)	Repayment of bank loan	—	(5,927)
—	—	Proceeds from long-term debt	4,965	947
—	(230)	Repayment of long-term debt	(10,036)	(2,772)
23	(465)	Increase (decrease) from customer deposits, net	23	(1,990)
244	83	Exercise of options and employee participation shares	1,485	83
—	—	Issuance of common shares and warrants, net of related expenses	13,385	—
—	—	Common shares purchased for cancellation	—	(65)
—	—	Issue of common shares by subsidiary to minority interest	—	365
—	(140)	Repurchase of common shares by subsidiary from minority interest	(9,557)	(140)
849	(3,160)		847	(5,463)
131	116	Effect of foreign exchange rate changes on cash and cash equivalents	171	124
2,377	(3,317)	Net cash (used in) from continuing operations	(1,017)	(12,490)
4	10,740	Net cash (used in) from discontinued operations	(39)	16,918
2,381	7,423	Net (decrease) increase in cash and cash equivalents	(1,056)	4,428
7,126	1,904	Cash and cash equivalents, beginning of period	10,563	4,899
$9,507	$9,327	Cash and cash equivalents, end of period	$9,507	$9,327

		Additional Information
$73	$122	Interest paid	$213	$578
$—	$588	Income taxes paid	$840	$1,606

See the accompanying notes to the Consolidated Financial Statements.

These interim financial statements should be read in conjunction with the annual Consolidated Financial Statements

DRAXIS HEALTH INC.

Notes to the Consolidated Financial Statements

In Accordance with U.S. GAAP

(in thousands of U.S. dollars except share related data)

(unaudited)

1.                                      Significant Accounting Policies

These consolidated financial statements have been prepared in accordance with U.S. generally accepted accounting principles (“GAAP”).

The functional currency of the Company is the Canadian dollar however its reporting currency is the U.S. dollar.  For the current and prior periods, the financial statements of the Company’s operations whose reporting currency is other than the U.S. dollar are translated from such reporting currency to U.S. dollars using the current rate method.  Under the current rate method, assets and liabilities are translated at the exchange rates in effect at the balance sheet date.  Revenues and expenses, including gains and losses on foreign exchange transactions, are translated at average rates for the period.  The resulting unrealized translation gains and losses on the Company’s net investment in these operations, including long-term intercompany advances, are accumulated in a separate component of shareholders’ equity, described in the consolidated balance sheets as accumulated other comprehensive (loss) income.

The disclosures contained in these unaudited interim consolidated financial statements do not include all requirements of GAAP for annual financial statements.  The unaudited interim consolidated financial statements should be read in conjunction with the audited consolidated financial statements for the year ended December 31, 2003.

The unaudited interim consolidated financial statements are based upon accounting principles consistent with those used and described in the audited consolidated financial statements for the year ended December 31, 2003, other than as noted herein.

The unaudited interim consolidated financial statements reflect all adjustments, consisting only of normal recurring adjustments, which are, in the opinion of management, necessary to present fairly the financial position of the Company as at September 30, 2004 and the results of operations and cash flows for the three and nine month periods ended September 30, 2004 and 2003.

2.                                      Discontinued Operations

In 2001, the Company adopted a formal plan to dispose of its Canadian sales and marketing division (“DRAXIS Pharmaceutica”).

Pursuant to APB No. 30, “Reporting the Results of Operations - Reporting the Effects of Disposal of a Segment of a Business, and Extraordinary, Unusual and Infrequently Occurring Events and Transactions,” the results of operations of DRAXIS Pharmaceutica have been reported as discontinued operations and the consolidated financial statements and notes thereto for the year ended December 31, 2001 and all subsequent periods presented have been reclassified.

On March 31, 2003, the Company amended its License, Distribution and Supply Agreement with Elan Corporation, plc (“Elan”) to return the Canadian rights for several of Elan’s neurology products in exchange for a cash payment of $6,500 and realized an after tax gain of $4,286 on this transaction.

On July 22, 2003, the Company completed the divestiture of DRAXIS Pharmaceutica with the sale to Shire BioChem Inc. (“Shire”), of substantially all remaining products of the division.  The Company has received $9,600 in cash from Shire and could receive up to $2,900 in market driven milestones over the next several years.  The Company realized an after tax gain of $4,054, net of transaction and related charges.  In addition, the Company will receive royalty payments based on the continuing Canadian sales of the products.  The Company also received the value of acquired inventories and Shire is now responsible for all financial provisions of the license agreement related to Permax®.

Commencing in the second quarter of 2002, the Company resolved to retain ownership of the Canadian rights to Alertec® and continue to market and sell Alertec® in Canada itself. Accordingly, discontinued operations did not include revenues and expenses directly attributable to Alertec® up until such time that third party approval was obtained.  As a result of the ability to obtain third party approval upon closing with Shire, management decided to dispose of Alertec® through the sale of the Canadian rights to Shire and at that time included Alertec® as part of discontinued operations on a prospective basis.

Interest expense directly attributable to license obligations included in the transaction has been allocated to the discontinued operations.

The results of discontinued operations, presented in the accompanying Consolidated Statements of Operations, were as follows:

For the Three Month Period Ended September 30,			For the Nine Month Period Ended September 30,
2004	2003		2004	2003

$100	$493	Revenues	$236	$4,113
3	58	Operating (loss) income from discontinued operations — net of tax	(27)	79
—	4,054	Net gain on disposal of product rights — net of tax	—	8,340
$3	$4,112	Net (loss) income from discontinued operations — net of tax	$(27)	$8,419

3.                                      Deferred Revenue

In January 2003, DRAXIMAGE’s agreements with its BrachySeed® licensee in the U.S was effectively terminated with no further transactions taking place under the agreement. A formal agreement was subsequently reached with its licensee for terminating both the License and Distribution Agreement and Product Manufacturing and Supply Agreement for BrachySeed® implants in the U.S.

Under the terms of the original agreement, non-refundable milestone payments received from the licensee were deferred and amortized into income over the contractual period of the agreement to December 31, 2010.  As a result of the termination of the agreements in January, the unamortized portion of the non-refundable milestone payments of $1,436 was included in income for the nine month period ended September 30, 2003 as royalty and licensing revenue.

4.                                      Cost of Goods Sold

On July 28, 2003, Draxis received insurance proceeds of $730 in settlement of physical damage and business interruption losses related to installation problems of its first lyophilizer unit in 2000.  The damage resulted in, amongst other things, delays in the commissioning of the lyophilization unit and in obtaining FDA approvals for the transfer of production of the DRAXIMAGE line of lyophilized diagnostic imaging products to DRAXIS Pharma Inc.  FDA approval was ultimately obtained in 2001 and costs incurred related to the incident were charged to the income statement when incurred.  No accrual for insurance proceeds had been previously recorded as the claim represented a contingent gain.  The proceeds were recognized as a reduction to cost of goods sold in the third quarter of 2003.

5.                                      Shareholders’ Equity

(a)  Stock Option Plan

The following is a summary of common shares issuable pursuant to outstanding stock options:

For the Three Month Period Ended September 30,			For the Nine Month Period Ended September 30,
2004	2003		2004	2003

2,730,399	3,407,109	Balance, beginning of period	3,097,942	3,314,109
		Increase (decrease) resulting from:
200,000	445,000	Granted	345,000	735,000
(115,333)	(50,000)	Exercised	(554,177)	(50,000)
—	(175,000)	Cancelled	(71,999)	(180,000)
(13,500)	(284,333)	Expired	(15,200)	(476,333)
2,801,566	3,342,776	Balance, end of period	2,801,566	3,342,776

(b)  Stock-based Compensation Costs

The following outlines the impact and assumptions used if the compensation cost for the Company’s stock options was determined under the fair value based method of accounting.

For the Three Month Period Ended September 30,			For the Nine Month Period Ended September 30,
2004	2003		2004	2003

$2,061	$5,845	Net income as reported	$5,683	$11,681
(192)	(98)	Pro forma impact	(525)	(506)
$1,869	$5,747	Pro forma net income	$5,158	$11,175

$0.050	$0.158	Basic net income per share, as reported	$0.143	$0.315
(0.005)	(0.003)	Pro forma impact per share	(0.013)	(0.014)
$0.045	$0.155	Pro forma net income per share (Basic)	$0.130	$0.301
$0.044	$0.155	Pro forma net income per share (Diluted)	$0.126	$0.301
0.0%	0.0%	Dividend yield	0.0%	0.0%
61%	60-62%	Expected volatility	60-62%	60-62%
3.9%	3.8-4.0%	Risk-free interest rate	3.9-4.0%	3.8-4.1%
5 yrs	5 -10yrs	Expected option life	5 yrs	5-10 yrs

(c) Common Share Offering

On April 22, 2004, the Company closed its offering of 3,053,436 units at a price of $4.82 (CDN$6.55) per unit for proceeds net of related expenses of $13,385 (CDN$18,213). Each unit consists of one common share of the Company and one-half of one share purchase warrant.  Each whole warrant will entitle the holder to acquire one common share of the Company at a price of CDN$8.50 at any time prior to two years from April 22, 2004.  Included as a component of shareholders’ equity is $916, which represents the cost of the above warrant.  The fair value of the warrant was determined based on the price of the offering.

The underwriters had an over-allotment option to purchase up to an additional 458,016 units, exercisable at the issue price any time up to 30 days following closing of the offering, representing additional gross proceeds of up to $2,206 (CDN$3,000) to the Company.  The over-allotment option expired unexercised.

6.                                      Acquisition of Minority Interest

On April 22, 2004, the Company completed the acquisition of the 32.7% interest in the Company’s manufacturing subsidiary, DPI, that was previously owned by SGF Santé Inc. (“SGF”).  The $9.6 million (CDN$13.0 million) cash acquisition has been accounted for by the purchase method of accounting and allocated to identifiable assets and liabilities based on their estimated fair values as follows:

Minority interest	$3,992
Property, plant and equipment	6,786
Deferred income tax liability	(1,220)
Total purchase price	$9,558

The estimates of fair value were determined by the Company’s management based on an independent valuation of Property, plant and equipment.

The purchase price paid to SGF is subject to adjustment in limited circumstances involving a change of control of the Company or DPI or a sale of substantially all of the assets of DPI prior to April 22, 2005.

7.                                      Segmented Information

Industry Segmentation

For purposes of decision-making and assessing performance, management considers that it operates in three segments: Radiopharmaceuticals, Manufacturing, and Corporate and Other. Executive management assesses the performance of each segment based on segment income before financing expense, income taxes and minority interest.  The accounting policies used to determine segmented results and measure segmented assets are the same as those described in the summary of significant accounting policies

For the Three Month Period Ended September 30,			For the Nine Month Period Ended September 30,
2004	2003		2004	2003
		PRODUCT SALES REVENUES
$4,549	$4,012	Radiopharmaceuticals	$13,177	$10,362
11,979	7,079	Manufacturing	31,548	18,317
(323)	(104)	Corporate and Other	(1,384)	(584)
$16,205	$10,987		$43,341	$28,095
		ROYALTY AND LICENSING REVENUES
$—	$—	Radiopharmaceuticals	$—	$1,521
—	—	Manufacturing	—	—
1,980	1,978	Corporate and Other	5,693	5,192
$1,980	$1,978		$5,693	$6,713
		TOTAL REVENUES
$4,549	$4,012	Radiopharmaceuticals	$13,177	$11,883
11,979	7,079	Manufacturing	31,548	18,317
1,657	1,874	Corporate and Other	4,309	4,608
$18,185	$12,965		$49,034	$34,808
		SEGMENT INCOME(1)
$1,311	$1,585	Radiopharmaceuticals	$3,668	$4,468
1,819	681	Manufacturing	4,953	492
743	1,096	Corporate and Other	1,600	2,424
$3,873	$3,362		$10,221	$7,384
		DEPRECIATION AND AMORTIZATION
$256	$215	Radiopharmaceuticals	$706	$610
624	354	Manufacturing	1,716	1,014
271	240	Corporate and Other	801	738
$1,151	$809		$3,223	$2,362
		OPERATING INCOME (LOSS)(2)
$1,055	$1,370	Radiopharmaceuticals	$2,962	$3,858
1,195	327	Manufacturing	3,237	(522)
472	856	Corporate and Other	799	1,686
$2,722	$2,553		$6,998	$5,022

	September 30, 2004	June 30, 2004	March 31, 2004	December 31, 2003
				(audited)
IDENTIFIABLE ASSETS
Radiopharmaceuticals	$12,369	10,978	11,497	11,424
Manufacturing	45,526	43,660	42,588	40,953
Corporate and Other	29,214	27,476	23,658	24,176
	$87,109	$82,114	$77,743	$76,553

(1)	Segment income from continuing operations before depreciation and amortization, financing expense, other income, income taxes and minority interest.
(2)	Segment income (loss) from continuing operations before financing expense, other income, income taxes and minority interest.

Geographic Segmentation

For the Three Month Period Ended September 30,			For the Nine Month Period Ended September 30,
2004	2003		2004	2003
		REVENUES(3)
$9,737	$5,193	Canada	$23,450	$15,926
8,315	7,564	United States	25,293	18,542
133	208	Other	291	340
$18,185	$12,965		$49,034	$34,808

	September 30, 2004	June 30, 2004	March 31, 2004	December 31, 2003
				(audited)
LONG-LIVED ASSETS(4)
Canada	$42,546	39,543	34,981	35,568
United States	—	—	—	—
	$42,546	$39,543	$34,981	$35,568

(3)        Revenues are attributable to countries based upon the location of the customer.

(4)        Represents property, plant and equipment, goodwill and intangible assets that are identified with each geographic region.

Expenditures for Property, Plant and Equipment

For the Three Month Period Ended September 30,			For the Nine Month Period Ended September 30,
2004	2003		2004	2003

$106	$104	Radiopharmaceuticals	$745	$241
813	1,283	Manufacturing	1,971	2,156
7	—	Corporate and Other	20	2
$926	$1,387		$2,736	$2,399

8.                                      Comparative Information

The Company has reclassified certain prior period’s information to conform with the current presentation format.

DRAXIS HEALTH INC.

Consolidated Statements of Operations

In Accordance with Canadian GAAP

(in thousands of U.S. dollars except share related data)

(unaudited)

For the Three Month Period Ended September 30,			For the Nine Month Period Ended September 30,
2004	2003		2004	2003
	restated-see Note 2(a)			restated-see Note 2(a)
		REVENUES
$16,205	$10,987	Product sales	$43,341	$28,095
1,980	1,978	Royalty and licensing (Note 4)	5,693	6,713
18,185	12,965		49,034	34,808
		EXPENSES
10,605	6,811	Cost of goods sold (Note 5)	27,825	19,211
3,433	2,494	Selling, general and administration	9,985	7,446
440	430	Research and development	1,298	1,019
(89)	(99)	Investment tax credits on research and development	(288)	(233)
1,820	1,450	Amortization	5,168	4,242
16,209	11,086		43,988	31,685
1,976	1,879	Operating income	5,046	3,123
(214)	(172)	Financing expense, net	(399)	(1,229)
—	—	Other income	96	—
1,762	1,707	Income before undernoted	4,743	1,894
(493)	(705)	Income taxes	(1,192)	(994)
—	(4)	Minority interest	(4)	332
1,269	998	Income from continuing operations	3,547	1,232
3	4,414	(Loss) income from discontinued operations, net of taxes	(27)	5,685
$1,272	$5,412	Net income	$3,520	$6,917

		Basic income (loss) per share
$0.031	$0.027	from continuing operations	$0.090	$0.033
—	0.119	from discontinued operations	(0.001)	0.153
$0.031	$0.146		$0.089	$0.186

		Diluted income (loss) per share
$0.030	$0.027	from continuing operations	$0.087	$0.033
—	0.119	from discontinued operations	(0.001)	0.153
$0.030	$0.146		$0.086	$0.186
		Weighted-average number of shares outstanding
40,877,133	37,074,586	- basic	39,517,321	37,090,383
42,028,861	37,074,586	- diluted	40,687,589	37,090,383

See the accompanying notes to the Consolidated Financial Statements.

These interim financial statements should be read in conjunction with the annual Consolidated Financial Statements.

DRAXIS HEALTH INC.

Consolidated Balance Sheets

In Accordance with Canadian GAAP

(in thousands of U.S. dollars except share related data)

(unaudited)

	September 30, 2004	June 30, 2004	March 31, 2004	December 31, 2003
				(audited) restated-see Note 2(a)
ASSETS
CURRENT
Cash and cash equivalents	$9,507	$7,126	$10,539	$10,563
Restricted cash	402	929	970	976
Accounts receivable	11,713	12,218	10,368	9,898
Inventories	9,801	8,145	7,208	6,096
Prepaid expenses	1,143	1,420	779	688
Future income taxes, net	3,888	2,777	2,777	2,806
	36,454	32,615	32,641	31,027

Property, plant and equipment, net	40,830	37,596	32,517	32,917
Goodwill, net	691	652	670	677
Intangible assets, net	7,521	8,353	9,395	10,237
Other assets	705	618	635	565
Future income taxes, net	6,582	8,516	8,648	8,508
	$92,783	$88,350	$84,506	$83,931

LIABILITIES

CURRENT
Accounts payable and accrued liabilities	$7,869	$7,658	$7,437	$6,708
Current portion of deferred revenues	5,161	5,039	4,982	5,309
Current portion of long-term debt	—	—	971	981
Customer deposits	626	568	601	591
	13,656	13,265	13,991	13,589

Deferred revenues	4,004	5,365	6,675	7,593
Long-term debt	5,260	4,965	9,185	9,185
Minority interest (Note 7)	—	—	4,204	4,539
	$22,920	$23,595	$34,055	$34,906

SHAREHOLDERS’ EQUITY

Common stock, without par value of unlimited shares authorized	$66,125	$65,881	$52,946	$51,569
Contributed surplus	7,673	7,509	7,370	7,351
Warrants (Note 6 (b))	916	916	—	—
Employee participation shares; 2,000,000 shares authorized	—	—	—	82
Less: loans receivable	—	—	—	(82)
Deficit	(13,193)	(14,465)	(16,076)	(16,713)
Cumulative translation adjustment	8,342	4,914	6,211	6,818
	69,863	64,755	50,451	49,025
	$92,783	$88,350	$84,506	$83,931

See the accompanying notes to the Consolidated Financial Statements.

These interim financial statements should be read in conjunction with the annual Consolidated Financial Statements.

DRAXIS HEALTH INC.

Consolidated Statements of Shareholders’ Equity

In Accordance with Canadian GAAP

(in thousands of U.S. dollars except share related data)

(unaudited)

For the Three Month Period Ended September 30,			For the Nine Month Period Ended September 30,
2004	2003		2004	2003
	restated-see Note 2(a)			restated-see Note 2(a)
		Common Stock (Number of Shares)
40,844,993	37,048,390	Balance, beginning of period	37,297,817	37,098,690
—	—	Issuance of common shares	3,053,436	—
115,333	50,000	Exercise of options	554,177	50,000
—	—	Exercise of employee participation shares	54,896	—
—	—	Repurchased for cancellation	—	(50,300)
40,960,326	37,098,390	Balance, end of period	40,960,326	37,098,390
		Common Stock
$65,881	$50,976	Balance, beginning of period	$51,569	$51,046
—	—	Issuance of common shares	12,867	—
244	83	Exercise of options	1,485	83
—	—	Exercise of employee participation shares	204	—
—	—	Repurchased for cancellation	—	(70)
$66,125	$51,059	Balance, end of period	$66,125	$51,059
		Contributed Surplus
$7,509	$6,553	Balance, beginning of period, as previously reported	$6,665	$6,548
—	457	Change in accounting policy (Note 2(a))	686	237
7,509	7,010	Balance, beginning of period, restated	7,351	6,785
—	—	Stock compensation	(121)	—
164	132	Stock option expense (Note 2(a))	443	352
—	—	Common shares purchased for cancellation	—	5
$7,673	$7,142	Balance, end of period	$7,673	$7,142
		Warrants
$916	$—	Balance, beginning of period	$—	$—
—	—	Issuance of warrants	916	—
$916	$—	Balance, end of period	$916	$—
		Employee Participation Shares
$—	$131	Balance, beginning of period	$82	$131
—	(25)	Cancellation of employee participation shares	—	(25)
—	—	Exercise of employee participation shares	(82)	—
$—	$106	Balance, end of period	$—	$106
		Employee Participation Shares-Loans Receivable
$—	$(131)	Balance, beginning of period	$(82)	$(131)
—	25	Cancellation of employee participation shares	—	25
—	—	Exercise of employee participation shares	82	—
$—	$(106)	Balance, end of period	$—	$(106)
		Deficit
$(14,465)	$(22,496)	Balance, beginning of period, as previously reported	$(16,027)	$(24,221)
—	(457)	Change in accounting policy (Note 2(a))	(686)	(237)
(14,465)	(22,953)	Balance, beginning of period, restated	(16,713)	(24,458)
1,272	5,412	Net income	3,520	6,917
(13,193)	$(17,541)	Balance, end of period	$(13,193)	$(17,541)
		Cumulative Translation Adjustment
$4,914	$4,742	Balance, beginning of period	$6,818	$(1,260)
3,428	(203)	Foreign currency translation adjustments	1,524	5,799
8,342	4,539	Balance, end of period	8,342	4,539
$69,863	$45,199	Total shareholders’ equity	$69,863	$45,199

See the accompanying notes to the Consolidated Financial Statements.

These interim financial statements should be read in conjunction with the annual Consolidated Financial Statements.

DRAXIS HEALTH INC.

Consolidated Statements of Cash Flows

In Accordance with Canadian GAAP

(in thousands of U.S. dollars)

(unaudited)

For the Three Month Period Ended September 30,			For the Nine Month Period Ended September 30,
2004	2003		2004	2003
	restated-see Note 2(a)			restated-see Note 2(a)
		CASH FLOWS (USED IN) FROM OPERATING ACTIVITIES
$1,269	$998	Net income from continuing operations	$3,547	$1,232
		Adjustments to reconcile net income from continuing operations to net cash (used in) from operating activities
(1,411)	(1,296)	Amortization of deferred revenues	(4,033)	(5,327)
1,820	1,450	Amortization	5,168	4,242
—	—	Stock compensation	83	—
254	382	Future income taxes	(212)	249
—	4	Minority interest	4	(332)
196	221	Other	855	687
		Changes in operating assets and operating liabilities
826	(1,703)	Accounts receivable	(1,423)	(1,262)
(1,144)	155	Inventories	(3,467)	(749)
369	67	Income taxes	(64)	(729)
258	270	Prepaid expenses	(678)	(320)
(221)	577	Accounts payable and accrued liabilities	621	(2,272)
2,216	1,125		401	(4,581)
		CASH FLOWS (USED IN) FROM INVESTING ACTIVITIES
(926)	(1,387)	Expenditures for property, plant and equipment	(2,736)	(2,399)
—	—	Increase in intangible assets	(150)	(122)
107	69	Increase in deferred revenues	305	165
—	—	Proceeds from disposition of product right	96	—
(819)	(1,318)		(2,485)	(2,356)
		CASH FLOWS (USED IN) FROM FINANCING ACTIVITIES
582	(906)	Restricted cash	582	(906)
—	4,023	Proceeds from bank loan	—	4,942
—	(5,525)	Repayment of bank loan	—	(5,927)
—	—	Proceeds from long-term debt	4,965	947
—	(230)	Repayment of long-term debt	(10,036)	(2,772)
23	(465)	Increase (decrease) from customer deposits, net	23	(1,990)
244	83	Exercise of options and employee participation shares	1,485	83
—	—	Issuance of common shares and warrants, net of related expenses	13,385	—
—	—	Common shares purchased for cancellation	—	(65)
—	—	Issue of common shares by subsidiary to minority interest	—	365
—	(140)	Repurchase of common shares by subsidiary from minority interest	(9,557)	(140)
849	(3,160)		847	(5,463)
131	36	Effect of foreign exchange rate changes on cash and cash equivalents	220	(90)
2,377	(3,317)	Net cash (used in) from continuing operations	(1,017)	(12,490)
4	10,740	Net cash (used in) from discontinued operations	(39)	16,918
2,381	7,423	Net (decrease) increase in cash and cash equivalents	(1,056)	4,428
7,126	1,904	Cash and cash equivalents, beginning of period	10,563	4,899
$9,507	$9,327	Cash and cash equivalents, end of period	$9,507	$9,327

		Additional Information
$73	$122	Interest paid	$213	$578
$—	$588	Income taxes paid	$840	$1,606

See the accompanying notes to the Consolidated Financial Statements.

These interim financial statements should be read in conjunction with the annual Consolidated Financial Statements.

DRAXIS HEALTH INC.

Notes to the Consolidated Financial Statements

In Accordance with Canadian GAAP

(in thousands of U.S. dollars except share related data)

(unaudited)

1.                                      Significant Accounting Policies

These consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles (“GAAP”).

The functional currency of the Company is the Canadian dollar however its reporting currency is the U.S. dollar.  The financial statements of the Company’s operations whose reporting currency is other than the U.S. dollar are translated from such reporting currency to U.S. dollars using the current rate method.  Under the current rate method, assets and liabilities are translated at the exchange rates in effect at the balance sheet date.  Revenues and expenses, including gains and losses on foreign exchange transactions, are translated at average rates for the period.  The resulting unrealized translation gains and losses on the Company’s net investment in these operations, including long-term intercompany advances, are accumulated in a separate component of shareholders’ equity, described in the consolidated balance sheets as cumulative translation adjustment.  For periods prior to January 1, 2001, consolidated results previously reported in Canadian dollars have been translated into U.S. dollars using the translation of convenience method whereby all Canadian dollar amounts were converted into U.S. dollars at the closing exchange rate at December 31, 2000.

The disclosures contained in these unaudited interim consolidated financial statements do not include all requirements of GAAP for annual financial statements.  The unaudited interim consolidated financial statements should be read in conjunction with the audited consolidated financial statements for the year ended December 31, 2003.

The unaudited interim consolidated financial statements are based upon accounting principles consistent with those used and described in the audited consolidated financial statements for the year ended December 31, 2003, other than as noted herein.

The unaudited interim consolidated financial statements reflect all adjustments, consisting only of normal recurring adjustments, which are, in the opinion of management, necessary to present fairly the financial position of the Company as at September 30, 2004 and the results of operations and cash flows for the three and nine month periods ended September 30, 2004 and 2003.

2.                                      Accounting Changes

(a)  Stock-based Compensation Costs

Effective January 1, 2004, the Company adopted the amended Canadian Institute of Chartered Accountants (“CICA”) Handbook Section 3870, “Stock-Based Compensation and other Stock-Based Payments”.  This Section establishes standards for the recognition, measurement and disclosure of stock-based compensation and other stock-based payments made in exchange for goods and services and applies to transactions, including non-reciprocal transactions, in which an enterprise grants shares of common stock, stock options, or other equity instruments, or incurs liabilities based on the price of common stock or other equity instruments.  This Section sets out a fair value based method of accounting and is required for certain stock-based transactions and applies to awards granted on or after January 1, 2002.

The Company adopted retroactively with restatement of 2002 and 2003 financial statements, the application of the fair value based method for measuring the compensation cost of employee stock options granted as of January 1, 2002.  As a result, the Company recorded an expense of $164 in Q3, 2004 (Q3, 2003-$132) and $443 for the nine month period ending September 30, 2004 (nine month period ending September 30, 2003-$352) and a cumulative charge to the opening deficit of $686.

The estimated fair value of the options is amortized to expense over the vesting period, on a straight-line basis, and was determined using the Black-Scholes option pricing model with the following weighted average assumptions:

For the Three Month Period Ended September 30,			For the Nine Month Period Ended September 30,
2004	2003		2004	2003

0.0%	0.0%	Dividend yield	0.0%	0.0%
61%	60-62%	Expected volatility	60-62%	60-62%
3.9%	3.8-4.0%	Risk-free interest rate	3.9-4.0%	3.8-4.1%
5 yrs	5-10 yrs	Expected option life	5 yrs	5-10 yrs

(b)  Impairment of Long-Lived Assets

The CICA issued new Handbook Section 3063, “Impairment of Long-Lived Assets”.  This section provides guidance on recognizing, measuring and disclosing the impairment of long-lived assets.  This section also replaces the write-down provisions in Section 3061, Property, plant and equipment.  Effective January 1, 2004, the Company adopted the standard requiring the recognition of an impairment loss for a long-lived asset to be held and used when events or changes in circumstances cause its carrying value to exceed the total undiscounted cash flows expected from its use and eventual disposition.  The impairment loss is calculated by deducting the fair value of the asset from its carrying value.  The adoption of this new standard did not have an impact on the consolidated financial statements.

(c)  Asset Retirement Obligations

Effective January 1, 2004, the Company adopted new Handbook section 3110, “Asset Retirement Obligations”.  This section provides guidance on recognizing and measuring liabilities related to the legal obligations of retiring property, plant and equipment.  These obligations are initially measured at fair value and are adjusted for any changes resulting from the passage of time and any changes to the timing or the amount of the original estimate of undiscounted cash flows.  The asset retirement cost is capitalized as part of the related asset and is amortized into income over time.  The adoption of this new standard did not have an impact on the consolidated financial statements.

(d)  Hedging Relationships

Effective January 1, 2004, the Company adopted Accounting Guideline 13 (AcG-13), “Hedging Relationships.”  This guideline provides guidance on the nature and strategy of the specific risk exposures being hedged in accordance with the risk management objective.  The application of hedge accounting to the hedging relationship must be designated at the inception of the hedging relationship.  The derivative must meet certain effectiveness criteria in offsetting either changes in the fair value or cash flows attributable to the risk being hedged, both at the inception and throughout the terms of the hedging relationship.  The Company does not use derivative instruments for hedging or speculative purposes hence the adoption of this new standard did not have an impact on the consolidated financial statements.

3.                                      Discontinued Operations

In 2001, the Company adopted a formal plan to dispose of its Canadian sales and marketing division (“DRAXIS Pharmaceutica”).

Pursuant to CICA Handbook Section 3475, “Discontinued Operations,” the results of operations of DRAXIS Pharmaceutica have been reported as discontinued operations and the consolidated financial statements and notes thereto for the year ended December 31, 2001 and all subsequent periods presented have been reclassified.

On March 31, 2003, the Company amended its License, Distribution and Supply Agreement with Elan Corporation, plc (“Elan”) to return the Canadian rights for several of Elan’s neurology products in exchange for a cash payment of $6,500 and realized an after tax gain of $4,286 on this transaction.

On July 22, 2003, the Company completed the divestiture of DRAXIS Pharmaceutica with the sale to Shire BioChem Inc. (“Shire”), of substantially all remaining products of the division.  The Company has received $9,600 in cash from Shire and could receive up to $2,900 in market driven milestones over the next several years.  The Company realized an after tax gain of $4,054, net of transaction and related charges.  In addition, the Company will receive royalty payments based on the continuing Canadian sales of the products.  The Company also received the value of acquired inventories and Shire is now responsible for all financial provisions of the license agreement related to Permax®.

Commencing in the second quarter of 2002, the Company resolved to retain ownership of the Canadian rights to Alertec® and continue to market and sell Alertec® in Canada itself. Accordingly, discontinued operations did not include revenues and expenses directly attributable to Alertec® up until such time that third party approval was obtained.  As a result of the ability to obtain third party approval upon closing with Shire, management decided to dispose of Alertec® through the sale of the Canadian rights to Shire and at that time included Alertec® as part of discontinued operations on a prospective basis.

Interest expense directly attributable to license obligations included in the transaction has been allocated to the discontinued operations.

The results of discontinued operations, presented in the accompanying Consolidated Statements of Operations, were as follows:

For the Three Month Period Ended September 30,			For the Nine Month Period Ended September 30,
2004	2003		2004	2003

$100	$493	Revenues	$236	$4,113
3	32	Operating (loss )income from discontinued operations — net of tax	(27)	(152)
—	3,738	Net gain on disposal of product rights — net of tax	—	4,773
—	644	Recovery for future losses-net of tax	—	1,064
$3	$4,414	Net (loss) income from discontinued operations — net of tax	$(27)	$5,685

4.                                      Deferred Revenue

In January 2003, DRAXIMAGE’s agreements with its BrachySeed® licensee in the U.S was effectively terminated with no further transactions taking place under the agreement. A formal agreement was subsequently reached with its licensee for terminating both the License and Distribution Agreement and Product Manufacturing and Supply Agreement for BrachySeed® implants in the U.S.

Under the terms of the original agreement, non-refundable milestone payments received from the licensee were deferred and amortized into income over the contractual period of the agreement to December 31, 2010.  As a result of the termination of the agreements in January, the unamortized portion of the non-refundable milestone payments of $1,436 was included in income for the nine month period ended September 30, 2003 as royalty and licensing revenue.

5.                                      Cost of Goods Sold

On July 28, 2003, Draxis received insurance proceeds of $730 in settlement of physical damage and business interruption losses related to installation problems of its first lyophilizer unit in 2000.  The damage resulted in, amongst other things, delays in the commissioning of the lyophilization unit and in obtaining FDA approvals for the transfer of production of the DRAXIMAGE line of lyophilized diagnostic imaging products to DRAXIS Pharma Inc.  FDA approval was ultimately obtained in 2001 and costs incurred related to the incident were charged to the income statement when incurred.  No accrual for insurance proceeds had been previously recorded as the claim represented a contingent gain.  The proceeds were recognized as a reduction to cost of goods sold in the third quarter of 2003.

6.                                      Shareholders’ Equity

(a)  Stock Option Plan

The following is a summary of common shares issuable pursuant to outstanding stock options:

For the Three Month Period Ended September 30,			For the Nine Month Period Ended September 30,
2004	2003		2004	2003

2,730,399	3,407,109	Balance, beginning of period	3,097,942	3,314,109
		Increase (decrease) resulting from:
200,000	445,000	Granted	345,000	735,000
(115,333)	(50,000)	Exercised	(554,177)	(50,000)
—	(175,000)	Cancelled	(71,999)	(180,000)
(13,500)	(284,333)	Expired	(15,200)	(476,333)
2,801,566	3,342,776	Balance, end of period	2,801,566	3,342,776

(b) Common Share Offering

On April 22, 2004, the Company closed its offering of 3,053,436 units at a price of $4.82 (CDN$6.55) per unit for proceeds net of related expenses of $13,385 (CDN$18,213). Each unit consists of one common share of the Company and one-half of one share purchase warrant.  Each whole warrant will entitle the holder to acquire one common share of the Company at a price of CDN$8.50 at any time prior to two years from April 22, 2004.  Included as a component of shareholders’ equity is $916, which represents the cost of the above warrant.  The fair value of the warrant was determined based on the price of the offering.

The underwriters had an over-allotment option to purchase up to an additional 458,016 units, exercisable at the issue price any time up to 30 days following closing of the offering, representing additional gross proceeds of up to $2,206 (CDN$3,000) to the Company.  The over-allotment option expired unexercised.

7.                                      Acquisition of Minority Interest

On April 22, 2004, the Company completed the acquisition of the 32.7% interest in the Company’s manufacturing subsidiary, DPI, that was previously owned by SGF Santé Inc. (“SGF”).  The $9.6 million (CDN$13.0 million) cash acquisition has been accounted for by the purchase method of accounting and allocated to identifiable assets and liabilities based on their estimated fair values as follows:

Minority interest	$3,992
Property, plant and equipment	6,786
Deferred income tax liability	(1,220)
Total purchase price	$9,558

The estimates of fair value were determined by the Company’s management based on an independent valuation of Property, plant and equipment.

The purchase price paid to SGF is subject to adjustment in limited circumstances involving a change of control of the Company or DPI or a sale of substantially all of the assets of DPI prior to April 22, 2005.

8.                                      Segmented Information

Industry Segmentation

For purposes of decision-making and assessing performance, management considers that it operates in three segments: Radiopharmaceuticals, Manufacturing, and Corporate and Other. Executive management assesses the performance of each segment based on segment income before financing expense, income taxes and minority interest.  The accounting policies used to determine segmented results and measure segmented assets are the same as those described in the summary of significant accounting policies.

For the Three Month Period Ended September 30,			For the Nine Month Period Ended September 30,
2004	2003		2004	2003
	restated-see Note 2(a)			restated-see Note 2(a)
		PRODUCT SALES REVENUES
$4,549	$4,012	Radiopharmaceuticals	$13,177	$10,362
11,979	7,079	Manufacturing	31,548	18,317
(323)	(104)	Corporate and Other	(1,384)	(584)
$16,205	$10,987		$43,341	$28,095
		ROYALTY AND LICENSING REVENUES
$—	$—	Radiopharmaceuticals	$—	$1,521
—	—	Manufacturing	—	—
1,980	1,978	Corporate and Other	5,693	5,192
$1,980	$1,978		$5,693	$6,713
		TOTAL REVENUES
$4,549	$4,012	Radiopharmaceuticals	$13,177	$11,883
11,979	7,079	Manufacturing	31,548	18,317
1,657	1,874	Corporate and Other	4,309	4,608
$18,185	$12,965		$49,034	$34,808
		SEGMENT INCOME(1)
$1,400	$1,684	Radiopharmaceuticals	$4,107	$4,801
1,819	681	Manufacturing	4,953	492
577	964	Corporate and Other	1,154	2,072
$3,796	$3,329		$10,214	$7,365
		AMORTIZATION
$407	$331	Radiopharmaceuticals	$1,097	$947
624	354	Manufacturing	1,717	1,014
789	765	Corporate and Other	2,354	2,281
$1,820	$1,450		$5,168	$4,242
		OPERATING INCOME (LOSS)(2)
$993	$1,353	Radiopharmaceuticals	$3,010	$3,854
1,195	327	Manufacturing	3,236	(522)
(212)	199	Corporate and Other	(1,200)	(209)
$1,976	$1,879		$5,046	$3,123

	September 30, 2004	June 30, 2004	March 31, 2004	December 31, 2003
				(audited)
IDENTIFIABLE ASSETS
Radiopharmaceuticals	$14,248	$12,854	$13,404	$13,587
Manufacturing	45,526	43,660	42,588	40,953
Corporate and Other	33,009	31,836	28,514	29,391
	$92,783	$88,350	$84,506	$83,931

(1)                                  Segment income from continuing operations before amortization, financing expense, other income, income taxes and minority interest.

(2)                                  Segment income (loss) from continuing operations before financing expense, other income, income taxes and minority interest.

Geographic Segmentation

For the Three Month Period Ended September 30,			For the Nine Month Period Ended September 30,
2004	2003		2004	2003
		REVENUES(1)
$9,737	$5,193	Canada	$23,450	$15,926
8,315	7,564	United States	25,293	18,542
133	208	Other	291	340
$18,185	$12,965		$49,034	$34,808

	September 30, 2004	June 30, 2004	March 31, 2004	December 31, 2003
				(audited)
LONG-LIVED ASSETS(2)
Canada	$37,685	$35,870	$36,903	$37,636
United States	11,358	10,731	5,679	6,195
	$49,043	$46,601	$42,582	$43,831

(3)                                  Revenues are attributable to countries based upon the location of the customer.

(4)                                  Represents property, plant and equipment, goodwill and intangible assets that are identified with each geographic region.

Expenditures for Property, Plant and Equipment

For the Three Month Period Ended September 30,			For the Nine Month Period Ended September 30,
2004	2003		2004	2003

$106	$104	Radiopharmaceuticals	$745	$241
813	1,283	Manufacturing	1,971	2,156
7	—	Corporate and Other	20	2
$926	$1,387		$2,736	$2,399

9.                                      Comparative Information

The Company has reclassified certain prior period’s information to conform with the current presentation format.